Confidentially submitted to the Securities and Exchange Commission on July 30, 2021.
This draft registration statement has not been publicly filed with the Securities and
Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[          ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

____________________

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
(Exact name of Registrant as specified in its charter)

____________________

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands	3351	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification number)

2188 Nanci First Road
Anhui Xinwu Economic Development Zone
Wanzhi District, Wuhu City
Anhui Province, China 241100
Tel: +86 19905531958
ahxx1688@163.com
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

____________________

C/O 2188 Nanci First Road
Anhui Xinwu Economic Development Zone
Wanzhi District, Wuhu City
Anhui Province, China 241100
Tel: +86 19905531958
ahxx1688@163.com

(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________

Copies of all communications, including communications
sent to agent for service, should be sent to:

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†     The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of the Class of Securities to be Registered	Amount to Be Registered	Proposed Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Ordinary shares, par value HK$0.10(2)		$	$	$
Underwriters’ warrants(3)
Ordinary shares underlying the underwriters’ warrants(2)(4)		$	$	$
Total			$	$

____________

(1)      Estimated solely for the purpose of calculating the registration fee under Rule 457(o) of the Securities Act of 1933, as amended (the “Securities Act”).

(2)      Pursuant to Rule 416 under the Securities Act, the securities being registered hereunder include such indeterminate number of additional ordinary shares as may be issued after the date hereof as a result of share sub-divisions, share capitalization or similar transactions.

(3)      In accordance with Rule 457(g) under the Securities Act, because the registrant’s ordinary shares underlying the underwriters’ warrants are registered hereby, no separate registration fee is required with respect to the warrants registered hereby.

(4)      As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act. We have agreed to issue to the underwriters, upon closing of this offering, the warrants exercisable for a period of [•] years from the effective date of this registration statement entitling the representatives to purchase up to [•]% of the number of ordinary shares sold in this offering at a per share exercise price equal to [•]% of the public offering price. The registration statement of which this prospectus is a part also covers ordinary shares issuable upon the exercise thereof. See “Underwriting.” As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act, the proposed maximum aggregate offering price of the ordinary shares underlying the underwriters’ warrants is $[•] (which is equal to [•]% of $[•] multiplied by [•]ordinary shares).

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED JULY 30, 2021

[•] Ordinary Shares

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED

This is the initial public offering of ordinary shares of Xinxu Copper Industry Technology Limited, a Cayman Islands exempted company. We are offering [•] ordinary shares, par value HK$0.10 per share. We expect the initial public offering price of the shares to be in the range of $[•] to $[•] per share. Prior to this offering, there has been no public market for our ordinary shares. We plan to apply to have our ordinary shares listed on the Nasdaq Capital Market (or Nasdaq) under the symbol “XXC.” We cannot guarantee that we will be successful in listing our ordinary shares on the Nasdaq; however, we will not complete this offering unless we are so listed.

We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Prospectus Summary — Implications of Being a Foreign Private Issuer.”

Investing in our ordinary shares involves a significant degree of risk. See “Risk Factors” beginning on page 7.

	Per Share		Total
Public offering price	$	[•]	$	[•]
Underwriting fee and commissions(1)(2)	$	[•]	$	[•]
Proceeds to us, before expenses	$	[•]	$	[•]

____________

(1)      Represents underwriting discount and commissions equal to (i) [•]% per share (or $[•] per share), which is the underwriting discount we have agreed to pay on investors in this offering introduced by the underwriters; and (ii) [•]% per share (or $[•] per share), which is the underwriting discount we have agreed to pay on investors in this offering introduced by us.

(2)      Does not include a non-accountable expense allowance equal to [•]% of the gross proceeds of this offering, payable to the underwriters, or the reimbursement of certain expenses of the underwriters. For a description of the other terms of compensation to be received by the underwriters, see “Underwriting.”

We have granted a [•] option to the representatives of the underwriters to purchase up to an additional [•] ordinary shares, solely to cover over-allotments, if any.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares to purchasers against payment therefor on [•], 2021.

The date of this prospectus is [•], 2021.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

For investors outside of the United States of America (the “United States” or the “U.S.”): Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our Shares and the distribution of this prospectus outside of the United States.

i

ABOUT THIS PROSPECTUS

Unless otherwise indicated, in this prospectus, the following terms shall have the meaning set out below:

China” or the “PRC”	The People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only.
“we,” “us,” “our company,” “our,” “the Company” or “Xinxu”

Xinxu Copper Industry Technology Limited (also known as “鑫旭铜业科技有限公司”), a Cayman Islands company, and where appropriate, its subsidiaries, Supreme Highness Limited and Anhui Xinxu New Materials Co., Ltd.

“HK Xinxu”	Supreme Highness Limited (also known as “汉富有限公司”), a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of Xinxu.
“Anhui Xinxu”	Anhui Xinxu New Materials Co., Ltd (also known as “安徽鑫旭新材料有限公司”), a limited liability company organized under the laws of China and a wholly-owned subsidiary of HK Xinxu.
“Website”	www.ahxinxu.com.
“US”, “U.S.” or “USA”	The United States of America.
“Code”	The Internal Revenue Code of 1986, as amended.
“Exchange Act”	Securities Exchange Act of 1934, as amended.
“Nasdaq”	Nasdaq Capital Market.
“ordinary shares”	Our ordinary shares, par value HK$0.10 per share.
“PCAOB”	Public Company Accounting Oversight Board.
“RMB”, “Chinese Yuan” or “Renminbi”	Legal currency of China.
“SEC”	The United States Securities and Exchange Commission.
“Securities Act”	The Securities Act of 1933, as amended.
“US$,” “U.S. dollars,” “$,” and “dollars”	Legal currency of the United States.

Our reporting and functional currency is the Renminbi. Solely for the convenience of the reader, this prospectus contains translations of some RMB amounts into U.S. dollars, at specified rates. Except as otherwise stated in this prospectus, all translations from RMB to U.S. dollars are made at RMB[•] to US$1.00, the rate published by the Federal Reserve Board on [•], 2021. No representation is made that the RMB amounts referred to in this prospectus could have been or could be converted into U.S. dollars at such rate.

For the sake of clarity, this prospectus follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our Chairman will be presented as “Jinchun Cheng”, even though, in Chinese, Mr. Cheng’s name is presented as “Cheng Jinchun”.

Our fiscal year end is June 30. References to a particular “fiscal year” are to our fiscal year ended June 30 of that calendar year. Our audited consolidated financial statements have been prepared in accordance with the generally accepted accounting principles in the United States (the “U.S. GAAP”).

Except where indicated or where the context otherwise requires, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and

ii

research, surveys and studies conducted by third parties, including, but not limited to, [•]. None of the independent industry publications used in this prospectus were prepared on our behalf. Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus, and to risks due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these forecasts and other forward-looking information.

We have proprietary rights to trademarks used in this prospectus that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This prospectus may contain additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

iii

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and related notes and the risks described under “Risk Factors.” Our actual results and future events may differ significantly based upon a number of factors. The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

Overview

We are a Cayman Islands company incorporated on September 11, 2017, and conduct our business through our subsidiary, Anhui Xinxu, in China.

We are a manufacturer of non-ferrous products, primarily engaged in the research and development (“R&D”), fabricating and processing, and sales and distribution of copper and copper alloy products, including but not limited to T2 purple copper bars, tin-plated copper bars, copper rods and sticks, and electrolytic copper. We engage in metal melting and casting, rolling, drawing and extruding to fabricate finished and semi-finished copper products from enameled wires, copper cathode and scrap metal. Our products are used in a variety of applications across diversified end markets, including electronics and electrical components, telecommunications, automobiles, air conditioners, ships, metallurgy, electromechanical, transportation, building and housing, power distribution, solar energy and other economic sectors across China.

We access these end markets through our direct sales force reaching a wide variety of customers with both high and low volume demand for our products. We believe the diversity of our product portfolio, the breadth of our value-added customer services, our R&D capacities and technical expertise underpin the long-standing relationships we have with our broad customer base.

We service over [•] customers, covering [•] provinces of China, including Anhui, Zhejiang, Jiangsu, Guangdong, etc. We employ approximately 62 people and operate our business covering an area of approximately [•] square meters in Wuhu City, Anhui Province, China. Currently we have two (2) manufacturing workshops covering an area of approximately [•] square meters, owning 4 productions lines with an annual production capacity of approximately [•] tons. We have established long-term strategic partnerships with most of our major suppliers for the sufficient supply of our raw materials.

Since our inception, we have been focusing on the establishment and improvement of our R&D capacities. In 2017, we established our R&D department and technology center in Wuhu City, Anhui Province, and our “Xinxu” branded copper busbars were awarded as “Anhui Brand Name Products”. Starting from 2018, we have been regarded as “High-tech Enterprise”. As of the date of this prospectus, we have a R&D team of [•] people and 29 registered patents.

We prioritize product quality management and are committed to strengthening the professional ethics and cultivating quality consciousness of our employees, forming a strict quality management system, which we believe is in line with industry standards. As a high technology company, we have established a sound quality control system where our fabricating and processing facilities are ISO 9000:2015 compliant with certification achieved in [•] and renewed in [•], and ISO 14001:2015 compliant with certification achieved in [•] and renewed in [•].

Our Revenue Model

We generate revenues through two sources:

(1)    processing and sales of our own “Xinxu” brand copper products, which contributes most of our revenues; and

(2)    distribution of copper products sourced by us from other processors.

For the fiscal years ended June 30, 2021 and 2020, we recognized $[•] and $[•], respectively, in revenues, of which our own brand copper products accounted for [•]% and [•]%, respectively, and sourced copper products accounted for [•]% and [•]%, respectively, of our total revenues.

Our Strengths

We believe that the following strengths contribute to our growth and differentiate us from our competitors:

•        Our optimized production capacities;

•        Strong research and development capabilities;

•        Strengthened market position;

•        Long-standing customer and supplier relationships; and

•        Sound quality control system.

•        Experienced management team.

Our Strategies

We intend to grow our business using the following key strategies:

•        Solidify our industry position by gaining additional market share.    Our goal is to strengthen our market position and accelerate our expansion by expanding our manufacturing and processing scale and gaining additional market share. We plan to increase investment in our business and expand our manufacturing and processing capacity through horizontal or vertical acquisitions, strategic partnerships and joint ventures. We plan to invest additional capital in [•], the research and development of technology and new products, and acquisition of new equipment and processing facilities to expand our manufacturing and processing capacity. With more exposures and promotions, our products and brand will be better recognized. Currently we have no agreements or letters of intent for any acquisitions, partnerships or ventures.

•        Uphold our commitment to product quality.    We intend to uphold our commitment to product quality to ensure consistently high standards throughout our operations. We intend to achieve greater traceability of our products and maintain the highest quality standards in all of our business units. To this end, we plan to continue to maintain and enhance our quality monitoring systems across the entire operation by cautiously selecting suppliers and paying attention to customers’ preferences, closely monitoring quality, keeping records of operation, and complying with the national and local law and regulations on product quality, employees, and environment sustainability. We believe such practice largely conforms to our industry’s best practice in China.

•        Extend and upgrade product offerings through technology innovation.    We will continually strive to extend and improve upon our products offerings through our research and development and technology innovation in order to deliver the most innovative copper products to our customers. We will continue bridging our research and development to the desired commercial outcome due to our knowledge of the copper genome, our manufacturing and processing craftsmanship and innovative technology. As of the date of this prospectus, we have 29 registered patents.

•        Expand our sales network.    We intend to expand our sales network to penetrate new geographic markets, further gaining market share in existing markets and accessing a broader range of customers. We will continue leveraging our local resources to quickly enter new markets, while also minimizing requirements for capital outlay.

•        Enhance our ability to attract, incentivize and retain talented professionals.    We believe our success greatly depends on our ability to attract, incentivize and retain talented professionals. With a view to maintaining and improving our competitive advantage in the market, we plan to implement a series of initiatives to attract additional and retain mid- to high-level personnel, including formulating a market-oriented employee compensation structure and implementing a standardized multi-level performance review mechanism.

Our Corporate History and Structure

Incorporated on September 11, 2017, we are a Cayman Islands exempted company structured as a holding company and conduct our operation through our subsidiary in China. We first started our business through our wholly-owned subsidiary, Anhui Xinxu New Material Co. Ltd, which was formed on January 5, 2012 in China.

HK Xinxu, incorporated on September 15, 2017 under the laws of Hong Kong, is our wholly-owned subsidiary in Hong Kong, which, in turn, wholly owns all of the share capital of Anhui Xinxu, a wholly foreign-owned enterprise incorporated on January 5, 2012 under the laws of China.

Anhui Xinxu was incorporated under the laws of China on January 5, 2012, with a current registered capital of RMB67,857,143 after several capital increases. It was originally named as Wuhu Xinxu Copper Industry Co., Ltd, and latter effected a name change to Anhui Xinxu New Materials Inc. with a company type change from limited liability company to company limited by shares on March 19, 2015. On March 31, 2015, it was listed on Anhui Equity Exchange (Ticker Symbol: AH800083). Anhui Equity Exchange is a regional equity trading system, primarily committed to providing comprehensive equity services to small-to-medium micro enterprises in Anhui Province. Due to low liquidity and high maintenance costs, such as legal and auditing fees, etc., it submitted an application for withdrawal, which was approved by Anhui Equity Exchange on January 15, 2016 and was delisted from Anhui Equity Exchange, effective January 31, 2016. On September 20, 2017, a further name change to Anhui Xinxu New Materials Co., Ltd, with company type change to limited liability company were effected by filing all required document with the local government agency, followed by the issuance of a new business license reflecting such change on October 9, 2017.

The chart below summarizes our corporate structure, including our subsidiaries, the VIE and its subsidiaries, as of the date of this prospectus:

Jinchun Cheng,
a Chinese citizen
Xian Cheng,
a Chinese citizen
100%
100%
Xinxu Holdings Limited
("BVI 1"),
a BVI company
Xinxu Technology Co., Ltd.
("BVI 2"),
a BVI company
100%
100%
Sino Copper Investments Limited
("BVI 3"),
a BVI company
Fortune Daily Developments Limited
("BVI 4"),
a BVI company
98%
2%
Offshore
Xinxu Copper Industry Technology Limited ("Xinxu" or "Company"),
a Cayman Islands company
100%
Supreme Highness Limited ("HK Xinxu"),
a Hong Kong company
100%
Onshore
Anhui Xinxu New Materials Co., Ltd ("Anhui Xinxu"),
a People's Republic of China company

Summary of Risks Affecting Our Company

Our business is subject to multiple risks and uncertainties, as more fully described in “Risk Factors” and elsewhere in this prospectus. We urge you to read “Risk Factors” and this prospectus in full. Our principal risks may be summarized as follows:

•        Any decline in the availability or increase in the cost of raw materials could materially impact our earnings.

•        Our business operation and financial performance is highly dependent on the price of copper and the other metals we produce.

•        Our business is dependent on third-party suppliers and changes or difficulties in our relationships with our suppliers may harm our business and financial results.

•        Our sales volumes, financial results, and financial condition could be reduced if we were to lose order volumes from any of our largest customers.

Implications of Being an Emerging Growth Company

We had less than $1.07 billion in revenue during our last fiscal year. As a result, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and may take advantage of reduced public reporting requirements. These provisions include, but are not limited to:

•        being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

•        not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•        reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our ordinary shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” if our annual gross revenues exceed $1.07 billion or if we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

Implications of Being a Foreign Private Issuer

Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a non-U.S. company with “foreign private issuer” status. Even after we no longer qualify as an emerging growth company, so long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act and the rules thereunder that are applicable to U.S. domestic public companies, including:

•        the rules under the Exchange Act that require U.S. domestic public companies to issue financial statements prepared under U.S. GAAP;

•        the sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of any securities registered under the Exchange Act;

•        the sections of the Exchange Act that require insiders to file public reports of their share ownership and trading activities and that impose liability on insiders who profit from trades made in a short period of time; and

•        the rules under the Exchange Act that require the filing with the SEC of quarterly reports on Form 10-Q, containing unaudited financial and other specified information, and current reports on Form 8-K, upon the occurrence of specified significant events.

We will file with the SEC, within four months after the end of each fiscal year (or such other reports required by the SEC), an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain of the more extensive SEC executive compensation disclosure rules. Therefore, if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from such rules and will continue to be permitted to follow our home country practice as to the disclosure of such matters.

Corporate Information

Our principal executive offices are located at 2188 Nanci First Road, Anhui Xinwu Economic Development Zone, Wanzhi District, Wuhu City, Anhui Province, China, and our telephone number is +86 19905531958. Our website is www.ahxinxu.com. Information contained on, or available through, our website does not constitute part of, and is not deemed incorporated by reference into, this prospectus. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is [•], c/o 2188 Nanci First Road, Anhui Xinwu Economic Development Zone, Wanzhi District, Wuhu City, Anhui Province, China.

The Offering

Securities being offered:	[•] ordinary shares on a firm commitment basis.
Initial offering price:	We estimate the initial public offering price for the ordinary shares will be in the range of $[•] to $[•] per ordinary share.
Number of ordinary shares outstanding before the offering:	[ ] ordinary shares.
Number of ordinary shares outstanding after the offering:	[•] ordinary shares, assuming full exercise of the underwriters’ over-allotment option, and [•] ordinary shares, assuming no exercise of the underwriters’ over-allotment option.
Use of proceeds:	We intend to use the net proceeds of this offering for [ ]. For more information on the use of proceeds, see “Use of Proceeds” on page 31.
Lock-up agreements

All of our directors and officers and certain shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of [•] months from the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Proposed Nasdaq symbol:	We plan to apply to have our ordinary shares listed on the Nasdaq under the symbol “XXC.”
Transfer agent and registrar	[•]
Risk factors:

Investing in our ordinary shares involves a significant degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 7.

RISK FACTORS

Investing in our ordinary shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our ordinary shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Any decline in the availability or increase in the cost of raw materials could materially impact our earnings.

Our products and other related services depend heavily on the ready availability of various raw materials. The availability of raw materials may decline, and their prices may fluctuate greatly. In addition, we have not entered into long-term agreements with our suppliers, if our suppliers are unable or unwilling to provide us with raw materials on terms favorable to us, we may be unable to produce certain products. The inability to produce certain products or installation projects for customers could result in a decrease in profit and damage to our reputation. In the event our raw material costs increase, we may not be able to pass these higher costs on to our customers in full or at all.

Our business operation and financial performance is highly dependent on the price of copper and the other metals we produce.

Electrolytic copper is the main raw material of the products our company produce and its cost takes up more than [            ]% of the total cost of our production. The prices of electrolytic copper and other raw material have experienced significant fluctuation historically and are expected to continually fluctuate in response to general economic conditions, supply and demand and the level of global inventions which are beyond our control.

Because the prices of the metals that we produce are affected by a variety of factors, most of which are beyond our control, we may not be able to respond promptly to the fluctuation in electrolytic copper or other raw material prices on international markets or the PRC domestic market. For example, thein 2019 to 2020 ranged from RMB [            ] (approximately US$[            ]) to RMB [            ] (approximately US$[            ]) per ton. In addition, [            ]. As a result, any significant fluctuation in international market prices for these commodities could materially and adversely affect our business, financial condition and results of operations

Our revenue will decrease if the industries in which we and our customers operate experience a protracted slowdown.

We are subject to general changes in economic conditions impacting the economy. If the industries in which we and our customers operate do not grow or if there is a contraction in these industries, demand for our business will decrease. Demand for our business is typically affected by a number of overarching economic factors, including interest rates, environmental laws and regulations, the availability and magnitude of private and governmental investment in infrastructure projects and the health of the overall economy. If there is a decline in economic activity in China and the markets in which we operate or a protracted slowdown in industries upon which we rely for our sales, demand for our projects, products and our revenue will likewise decrease which would have a materially adverse effect on our business.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The Chinese economy has slowed down since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Issues or defects with products may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities that could divert resources, affect business operations, decrease sales, increase costs, and put us at a competitive disadvantage, any of which could have a significant adverse effect on our financial condition.

We may experience issues or defects with products that may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities. Any of these activities could result in increased governmental scrutiny, harm to our reputation, reduced demand by customers for our products, decreased willingness by our service providers to provide support for those products, absence or increased cost of insurance, or additional safety and testing requirements. Such results could divert development and management resources, adversely affect our business operations, decrease sales, increase legal fees and other costs, and put us at a competitive disadvantage compared to other companies not affected by similar issues with products, any of which could have a significant adverse effect on our financial condition and results of operations.

In order to operate our business successfully, we must meet evolving customer requirements for copper busbar and copper profile products and invest in the development of new products.

If we fail to develop or enhance our products to satisfy evolving customer demands, our business, operating results, financial condition and prospects may be harmed significantly. The market for copper busbar and copper profile products is characterized by changing technologies, periodic new product introductions and evolving customer and industry standards. Our competitors are continuously searching for more cost-effective products and substitutes for copper busbar and copper profiles. Our current and prospective customers may choose products that might be offered at a lower price than our products. To achieve market acceptance for our products, we must effectively and timely anticipate and adapt to customer requirements and offer products and services that meet customer demands. This strategy may cause us to pursue other technologies or capabilities through acquisitions or strategic alliances.

Our business is dependent on third-party suppliers and changes or difficulties in our relationships with our suppliers may harm our business and financial results.

We are dependent on our suppliers for our products. We had certain major suppliers whose purchases individually represented 10% or more of the Company’s total purchases. For the year ended [            ], 2020, one supplier accounted for approximately 27.46% of the Company’s total purchases. For the year ended [            ], 2019, one supplier accounted for approximately 23.68%, of the Company’s total purchases.

Our suppliers may fail to meet timelines or contractual obligations or provide us with sufficient products, which may adversely affect our business. Certain of our contracts with key suppliers, can be terminated by the supplier upon giving notice within a certain period. We are also subject to credit risk with respect to our third-party suppliers. We may not be able to replace a supplier within a reasonable period of time, on as favorable terms or without disruption to our operations. Any adverse changes to our relationships with third-party suppliers could have a material adverse effect on our image, brand and reputation, as well as on our business, financial condition and results of operations.

Our sales volumes, financial results, and financial condition could be reduced if we were to lose order volumes from any of our largest customers.

Our five largest customers were responsible for approximately [            ]% of our net sales in 2020. A loss of order volumes from any major customer could negatively affect our business, financial condition or results of operations by lowering sales volumes, increasing costs and lowering profitability. Order volumes from customers could decrease for a variety of reasons including loss of market share, customer production outages, technological obsolescence of our products, or other competitive factors. Our balance sheet reflected an allowance for doubtful

accounts totaling $[ ] million at [            ], 2020. If adverse economic and market conditions impair the ability of our customers to pay us in the future, our allowance for doubtful accounts and write-offs of accounts receivable from the Company’s customers may increase in the future, which could materially and adversely affect our financial condition and results of operations.

Our future growth depends in part on new products and new technology innovation, and failure to invent and innovate could adversely impact our business prospects.

Our future growth depends in part on maintaining our current products in new and existing markets, as well as our ability to develop new products and technologies to serve such markets. To the extent that competitors develop competitive products and technologies, or new products or technologies that achieve higher customer satisfaction, our business prospects could be adversely impacted. In addition, regulatory approvals for new products or technologies may be required, these approvals may not be obtained in a timely or cost effective manner, adversely impacting our business prospects.

We do not have business insurance coverage.    Any future business liability, disruption or litigation we experience might divert management focus from our business and could significantly impact our financial results.

Availability of business insurance products and coverage in China is limited. We have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurances on commercially reasonable terms make it impractical for us to maintain such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Accordingly, a business disruption, litigation or natural disaster may result in substantial costs and divert management’s attention from our business, which would have an adverse effect on our results of operations and financial condition.

Our business requires substantial capital expenditures that we may not always be able to obtain at reasonable costs and on acceptable terms.    Our results of operations, cash flows, business, financial condition, could be adversely affected if we fail to implement our business strategy, including our growth initiatives.

Our company is in a capital and technology intensive industry which requires substantial capital expenditure. We may need to seek external financing, such as bank and other loans as well as bond offerings, to satisfy our capital needs if cash generated from our operations is insufficient to fund our capital expenditures or if our actual capital expenditures and investments exceed our plans. Our ability to obtain external financing at reasonable costs and on acceptable terms is subject to a variety of factors, such as our credit ratings, financial market conditions and our past or projected financial performance. Failure to obtain sufficient funding at reasonable costs and on acceptable terms for our development plans could delay, reduce the scope of, or eliminate future activities or growth initiatives and adversely affect our business and prospects.

Our future financial performance and success depend in large part on our ability to successfully implement our business strategy. We may not be able to successfully implement our business strategy or be able to continue improving our operating results. In particular, we may not be able to continue to achieve all operating cost savings, further enhance our product mix, expand into selected targeted regions or continue to mitigate our exposure to metal price fluctuations.

If we fail to hire, train and retain qualified managerial and other employees, our business and results of operations could be materially and adversely affected.

We place substantial reliance on the experience and knowledge of our management team. The loss of the services of one or more members of our management team due to their departure, or otherwise, could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current management could be difficult, and competition for such personnel of similar experience is intense. If we fail to retain our management, our business and results of operations could be materially and adversely affected.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares may decline.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the years ended [            ] and [            ], we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, and other control deficiencies. One material weakness identified relates to a lack of accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements. As a result of lacking an effective accounting review process, material adjustments were made to the financial statements for the last three fiscal years in order to be in conformity with U.S. GAAP. We also identified a significant deficiency relating to insufficient written policies and procedures for accounting and financial reporting which led to inadequate financial statement closing process. Following the identification of the material weaknesses and control deficiencies, we have taken and plan to continue to take remedial measures. As part of our initial public offering process, we engaged financial consultants to advise on accounting and financial reporting processes in conformity with U.S. GAAP, and our management and accounting department have since had a substantially improved understanding of U.S. GAAP and financial reporting requirements. We also plan to hire officers and employees who have knowledge and experience in U.S. GAAP and financial reporting process. Additionally, we have had a recruitment plan in place and have been searching for candidates for qualified internal audit personnel with appropriate knowledge of U.S. GAAP. To remediate our material weaknesses, we expect to incur substantially more additional costs for addressing our material weaknesses and deficiencies. Our remedial measures include: (a) hiring qualified internal control personnel who will manage the implementation of internal control policies and procedures and improvement of the internal audit function; (b) developing and implementing written policies and procedures for accounting and financial reporting that meet the standards applied to public companies listed in the United States; and (c) conducting internal control training to management, key operations personnel and the accounting department, so that management and relevant personnel understand the requirements and elements of internal control over financial reporting mandated by the U.S. securities laws. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of this offering. If we identify material weaknesses in our internal control over financial reporting, or if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Common Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

Our management team lacks experience in managing a U.S.-listed public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial conditions and results of operations.

Our current management team lacks experience in managing a company publicly traded in the U.S., interacting with public company investors and complying with the increasingly complex laws pertaining to U.S.-listed public companies. Prior to the completion of this offering, we mainly operate our businesses as a private company in the PRC. As a result of this offering, our company will become subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S.-listed public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial conditions and results of operations.

Since our directors and officers currently own [            ]% of our ordinary shares, and will own at least [            ]% of our ordinary shares following the Offering, they will have great impact in electing directors and approve matters requiring shareholder approval by way of ordinary resolution or special resolution.

Our directors and officers currently own [            ]% of our ordinary shares and will own at least [            ]% of our ordinary shares following the Offering. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our ordinary shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their ordinary shares.

Our High-Tech Enterprise status could not be assured. Accordingly, we may lose tax-incentives granted by the Chinese government, which could lead to a negative implication on our business operations and revenues.

China’s Ministry of Science & Technology, Ministry of Finance and State Administration of Taxation have jointly revised and improved the “Measures for Administration of Accreditation of High-Tech Enterprises (Guo Ke Fa Huo [2016] No.32).” which include multiple policies that aim to promote and benefit high-tech enterprises. On July 24, 2018, our enterprise met all the requirements and successfully gained the High-Tech status. The status certificate will be valid for three years after the issue date, affording us with tax incentives such as a reduced 15% corporate income tax (CIT) and staff training reimbursements.

With significant tax incentives provided for enterprises with the qualification, China’s government is accordingly stringent in its regulation and inspection of companies applying for the benefits. Organizations to conduct a review. If the enterprise is found to not comply with the conditions, high-tech enterprise status will be withdrawn, and tax authorities will be notified. In addition, status eligibility and requirements may be adjusted and imposed, affecting our certification in the future. Accordingly, it may also potentially have a negative impact on our business. We cannot provide any assurances as to whether such status or tax incentive could be retained in the future.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our ordinary shares.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from disclosure and other requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. See “Implications of Our Being an “Emerging Growth Company.”

The outbreak of the COVID-19 has negatively impacted our business operations and is expected to continue to have an adverse impact on our planned operations.

The outbreak of the COVID-19, first reported in mainland China in December 2019, then in Asia and eventually throughout the world, has significantly affected the economic and business activities within China. Actions taken around the world to help mitigate the spread of the COVID-19 include city lockdowns, travel restrictions, quarantines in certain areas, and forced closures for certain types of public places and businesses.

From [            ] to [            ] 2020, the Company had to temporarily suspend or reduce our manufacturing activities due to government restrictions. During the temporary business closure period, our employees had very limited access to our manufacturing facilities and the shipping companies were not available and as a result, the Company experienced difficulty delivering our products to the customers on a timely basis. In addition, due to the COVID-19 outbreak, some of the customers or suppliers may experience financial distress, delay or default on their payments, reduce the scale of their business, or suffer disruptions in their business due to the outbreak. Any increased difficulty in collecting accounts receivable and delayed raw materials supply could negatively impact our results of operations.

In light of the current circumstances and available information, the Company estimated that for the period from [            ] to [            ] 2020, the Company’s revenues could be approximately [            ]% lower as compared to the same period of last year. As of the date of this filing, the COVID-19 coronavirus outbreak in China appears to be gradually contained in China, the Company’s production and sales activities have been gradually returning to normal. However, there is still significant uncertainty regarding the possibility of a second wave of infections, and the breadth and duration of business disruptions related to COVID-19, which could continue to have material impact to the Company’s operations.

In light of the current situation, we believe that the impact of the COVID-19 outbreak on our business is both temporary and limited, and our revenues would start growing again once the COVID-19 is under effective control or disappears.

Our business generates and processes small amount of data, and improper handling of or unauthorized access to such data may adversely affect our business.

We face risks related to complying with applicable laws, rules, and regulations relating to the collection, use, disclosure, and security of personal information, as well as any requests from regulatory and government authorities relating to such data.

The PRC regulatory and enforcement regime with regard to data security and data protection has continued to evolve. There are uncertainties on how certain laws and regulations will be implemented in practice. PRC regulators have been increasingly focused on regulating data security and data protection. We expect that these areas will receive greater attention from regulators, as well as attract public scrutiny and attention going forward. This greater attention, scrutiny, and enforcement, including more frequent inspections, could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, our reputation and results of operations could be materially and adversely affected. See “Regulation — Regulations Relating to Internet Security.”

The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures, or the “Review Measures,” which was promulgated on April 13, 2020, provide that a cybersecurity review is required where critical information infrastructure operators, or the “CIIOs,” purchase network-related products and services, which affects or may affect national security. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which will take effect in September 2021. Such regulatory requirements on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, or significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. For example, the Office of the Central Cyberspace Affairs Commission and the Office of Cybersecurity Review under the Cyberspace Administration of China, or “CAC,” published the Cybersecurity Review Measures (Revised Draft for Comments), or the “Review Measures Draft,” on July 10, 2021, which provides that, aside from CIIOs that intend to purchase internet products and services, data processing operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review. The Review Measures Draft further requires that critical information infrastructure operators and services and data processing operators that possess personal data of at least one (1) million users must apply for a review by the Cybersecurity Review Office of PRC, if they plan to conduct listings in foreign countries. The Review Measures Draft has been released for public comment only as of the date of this prospectus, and its operative provisions and the anticipated adoption or effective date may be subject to change. It also remains uncertain whether any future regulatory changes would impose additional restrictions on companies like us. Although we only maintain less than one (1) million individual clients as of the date of this prospectus, if the enacted version of Review Measures Draft mandates clearance of cybersecurity review and other specific actions to be completed by companies like us currently, or at such time as we may attain the number of clients which would subject us to the regulatory changes, we may face uncertainties as we cannot guarantee that any clearance can be obtained or any actions can be taken in a timely manner, or at all. Failure to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, among other sanctions.

We also grant limited access to specified data on our technology platform to certain other ecosystem participants. These third parties face the same challenges and risks inherent in handling and protecting large volumes of data. Any system failure or security breach or lapse on our part or on the part of any of such third parties that results in the release of user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability.

If we are not able to adequately protect our proprietary intellectual property and information, and protect against third party claims that we are infringing on their intellectual property rights, our results of operations could be adversely affected.

The value of our business depends in part on our ability to protect our intellectual property and information, including our patents, trade secrets, and rights under agreements with third parties, in China and around the world, as well as our customer, employee, and customer data. Third parties may try to challenge our ownership of our intellectual property in China and around the world. In addition, intellectual property rights and protections in China may be insufficient to protect material intellectual property rights in China. Further, our business is subject to the risk of third parties counterfeiting our products or infringing on our intellectual property rights. The steps we have taken may not prevent unauthorized use of our intellectual property. We may need to resort to litigation to protect our intellectual property rights, which could result in substantial costs and diversion of resources. If we fail to protect our proprietary intellectual property and information, including with respect to any successful challenge to our ownership of intellectual property or material infringements of our intellectual property, this failure could have a significant adverse effect on our business, financial condition, and results of operations.

If we are unable to adequately protect our intellectual property rights, or if we are accused of infringing on the intellectual property rights of others, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

Our commercial success will depend in part on our success in obtaining and maintaining issued patents, and other intellectual property rights in China and elsewhere and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technologies or the goodwill we have acquired in the marketplace and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

We cannot provide any assurances that any of our patents have, or that any of our pending patent applications that mature into issued patents will include, claims with a scope sufficient to protect our products, any additional features we develop for our products or any new products. Other parties may have developed technologies that may be related or competitive to our system, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patent applications, either by claiming the same methods or devices or by claiming subject matter that could dominate our patent position. Our patent position may involve complex legal and factual questions, and, therefore, the scope, validity and enforceability of any patent claims that we may obtain cannot be predicted with certainty. Patents, if issued, may be challenged, deemed unenforceable, invalidated or circumvented. Proceedings challenging our patents could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such proceedings may be costly. Thus, any patents that we may own may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding can result in a third party receiving the patent right sought by us, which in turn could affect our ability to commercialize our products.

Though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our patents, or develop and obtain patent protection for more effective technologies, designs or methods. We may be unable to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, suppliers, vendors, former employees and current employees.

Our ability to enforce our patent rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.

In addition, proceedings to enforce or defend our patents could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. If any of our patents covering our products are invalidated or found unenforceable, or if a court found that valid, enforceable patents held by third parties covered one or more of our products, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

We rely, in part, upon unpatented trade secrets, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. Further, our trade secrets could otherwise become known or be independently discovered by our competitors.

We may be accused of infringing intellectual property rights of third parties and content restrictions of relevant laws.

Third parties may claim that the technology used in the operation of our platform or our service offerings, including our cloud computing services, infringes upon their intellectual property rights. Although we have not in the past faced material litigation involving direct claims of infringement by us, the possibility of intellectual property claims against us increases as we continue to grow, particularly internationally. Such claims, whether or not having merit, may result in our expenditure of significant financial and management resources, injunctions against us or payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but such licenses may not be available on terms acceptable to us or at all. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims.

China has enacted laws and regulations governing Internet access and the distribution of products, services, news, information, audio-video programs and other content through the Internet. The PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of PRC laws and regulations. If any of the information disseminated through our platform and Website were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any such litigation or proceedings could cause us to pay damages, as well as legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

In addition to patent protection, we also rely upon trade secret protection as well as non-disclosure agreements with our employees, consultants and third parties, and may in the future rely on copyright and/or trademark protection, to protect our confidential and proprietary information. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Even though we use commonly accepted security measures, trade secret violations are often a matter of state law, and the criteria for protection of trade secrets can vary among different jurisdictions. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our business and competitive position could be harmed.

Third parties may assert that our employees or contractors have wrongfully used or disclosed confidential information or misappropriated trade secrets, which could result in litigation.

We may employ individuals who previously worked with other companies, including our competitors or potential competitors. Although we try to ensure that our employees and contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees or contractors have inadvertently or otherwise used or disclosed intellectual property or personal data, including trade secrets or other proprietary information, of a former employer or other third party. Litigation may be necessary to defend against these claims. If we fail in defending any such claims or settling those claims, in addition to paying monetary damages or a settlement payment, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Our computer systems and operations may be vulnerable to security breaches, which could adversely affect our business.

We believe the safety of our computer network and our secure transmission of information over the internet will be essential to our operations and our services. Our network and our computer infrastructure are potentially vulnerable to physical breaches or to the introduction of computer viruses, abuse of use and similar disruptive problems and security breaches that could cause loss (both economic and otherwise), interruptions, delays or loss of services to our users. It is possible that advances in computer capabilities or new technologies could result in a compromise or breach of the technology we use to protect user transaction data. A party that is able to circumvent our security systems could misappropriate proprietary information, cause interruptions in our operations or utilize our network without authorization. Security breaches also could damage our reputation and expose us to a risk of loss, litigation and possible liability. We cannot guarantee you that our security measures will prevent security breaches.

Risks Relating to Doing Business in China

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Substantially all of our operations are conducted in the PRC and a majority of our revenues is sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our businesses, financial condition and results of operations.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our British Virgin Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, and limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

We must remit the offering proceeds to the PRC before they may be used to benefit our business in the PRC, and this process may take a number of months.

The proceeds of this offering must be sent back to the PRC, and the process for sending such proceeds back to the PRC may take several months after the closing of this offering. We may be unable to use these proceeds to grow our business until we receive such proceeds in the PRC. In order to remit the offering proceeds to the PRC, we will take the following actions:

First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to State Administration for Foreign Exchange (“SAFE”) certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments by domestic residents, and foreign exchange registration certificate of the invested company.

Second, we will remit the offering proceeds into this special foreign exchange account.

Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary materially. Ordinarily, the process takes several months to complete but is required by law to be accomplished within 180 days of application. Until the abovementioned approvals, the proceeds of this offering will be maintained            in an interest-bearing account maintained by us in the United States.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Because our business is conducted in RMB and the price of our ordinary shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in the PRC, our books and records are maintained in RMB, which is the currently of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the RMB and dollar affect the value of our assets and the results of our operations in United States dollars. The value of the RMB against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. Further, our ordinary shares offered by this prospectus are offered in United States dollars, we will need to convert the net proceeds we receive into RMB in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the RMB will affect that amount of proceeds we will have available for our business.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, or the EIT Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, both of which came into effect on January 1, 2008 and were last amended on December 29, 2018, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or the Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by individuals or foreign enterprises, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income, and our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our PRC subsidiary is wholly-owned by our Hong Kong subsidiary. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties

promulgated on February 20, 2009, the tax payer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, projects or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority.

Even after we obtain the Hong Kong tax resident certificate, we are required by applicable tax laws and regulations to file required forms and materials with relevant PRC tax authorities to prove that we can enjoy 5% lower PRC withholding tax rate. We intend to obtain the required materials and file with the relevant tax authorities when it plans to declare and pay dividends, but there is no assurance that the PRC tax authorities will approve the 5% withholding tax rate.

Dividends payable to our foreign investors and gains on the sale of our ordinary shares by our foreign investors may be subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of ordinary shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares, and any gain realized from the transfer of our ordinary shares, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. See “Regulation — Regulations Relating to Taxation”. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ordinary shares by such investors may be subject to PRC tax at a current rate of 20%. Any PRC tax liability may be reduced under applicable tax treaties. However, it is unclear whether holders of our ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas if we are considered a PRC resident enterprise. If dividends payable to our non-PRC investors, or gains from the transfer of our ordinary shares by such investors are subject to PRC tax, the value of your investment in our ordinary shares may decline significantly.

PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions.

Under the PRC Anti-Monopoly Law, companies undertaking acquisitions relating to businesses in China must notify the State Administration for Market Regulation, or the SAMR, in advance of any transaction where the parties’ revenues in the China market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target, while under the M&A Rules, the approval of MOFCOM must be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire domestic companies affiliated with such PRC enterprises or residents. Applicable PRC laws, rules and regulations also require certain merger and acquisition transactions to be subject to security review. Due to the level of our revenues, our proposed acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB400 million in the year prior to any proposed acquisition would be subject to SAMR merger control review. As a result, many of the transactions we may undertake could be subject to SAMR merger review. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from SAMR, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. If the practice of SAMR and MOFCOM remains unchanged, our ability to carry out our investment and acquisition strategy may be materially and adversely affected and there may be significant uncertainty as to whether we will be able to complete large acquisitions in the future in a timely manner or at all.

We rely to a significant extent on dividends and other distributions on equity paid by our subsidiaries to fund offshore cash and financing requirements.

We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our subsidiaries for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. The laws, rules and regulations applicable to our PRC subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its after-tax profits each year, after making up for previous years’ accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such fund reaches 50% of its registered capital. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. As of [            ], 2021 and [            ], 2020 and 2019, these restricted assets totaled $[            ], $[            ] and $[            ], respectively.

Limitations on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit contribution plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We may be subject to late fees and fines in relation to the underpaid employee benefits and under-withheld individual income tax, our financial condition and results of operations may be adversely affected.

Changes in international trade policies, trade dispute or the emergence of a trade war, may have a material adverse effect on our business.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us and our customers, service providers, network carriers and other partners.

International trade disputes could result in tariffs and other protectionist measures that could adversely affect our business. Tariffs could increase the cost of the goods and products which could affect consumers’ discretionary spending levels and therefore adversely impact our business. In addition, political uncertainty surrounding international trade disputes and the potential of the escalation to trade war and global recession could have a negative effect on consumer confidence, which could adversely affect our business.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by China Securities Regulatory Commission, a PRC regulator that is responsible for oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any review of us, our SEC reports, other filings or any of our other public pronouncements.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in [            ], and is subject to inspection by the PCAOB on a regular basis with the last inspection in August 2020. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “— Risks Relating to Our Ordinary Shares and this Offering — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Risks Related to Offering and Ownership of Ordinary Shares

An active trading market for our ordinary shares or our ordinary shares may not develop and the trading price for our ordinary shares may fluctuate significantly.

We plan to apply to list our ordinary shares on the Nasdaq. Prior to the completion of this offering, there has been no public market for our ordinary shares, and we cannot assure you that a liquid public market for our ordinary shares will develop. If an active public market for our ordinary shares does not develop following the completion of this offering, the market price and liquidity of our ordinary shares may be materially and adversely affected. The initial public offering price for our ordinary shares was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ordinary shares after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ordinary shares.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of our listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our initial public offering will be relatively small and the insiders of our Company will hold a large portion of the company’s listed securities following the consummation of the offering. Nasdaq might apply the additional and more stringent criteria for our initial and continued listing, which might cause delay or even denial of our listing application.

The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.

The trading price of our ordinary shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performance of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for factors specific to our own operations, including the following:

•        regulatory developments affecting us or our industry;

•        actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•        changes in financial estimates by securities research analysts;

•        conditions in the market for copper industry;

•        announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•        additions to or departures of our senior management;

•        fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•        release or expiry of lock-up or other transfer restrictions on our outstanding shares; and

•        negative publicity regarding Chinese listed companies.

•        sales or perceived potential sales of additional ordinary shares.

Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares, the market price for our ordinary shares and trading volume could decline.

The trading market for our ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ordinary shares, the market price for our ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ordinary shares to decline.

The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

Sales of substantial amounts of our ordinary shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. The ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 under the Securities Act and the applicable lock-up agreements. Following the consummation of our initial public offering, there will be [•] ordinary shares outstanding immediately after this offering. In connection with this offering, we and each of our directors and officers named in the section “Management,” and certain shareholders have agreed not to sell any ordinary shares for [•] months from the date of this prospectus without the prior written consent of the underwriter, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”). We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ordinary shares for return on your investment.

We currently intend to retain all of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value after this offering or even maintain the price at which you purchased our ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ordinary shares in this offering, you will pay more for each share than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of $[•] per share, representing the difference between our net tangible book value per share of $[•] as of [ ], 2021, after giving effect to this offering and an assumed initial public offering price of $[•] per share. See “Dilution” for a more complete description of how the value of your investment in our ordinary shares will be diluted upon the completion of this offering.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our share price.

We plan to use the net proceeds of this offering primarily for expanding our manufacturing facilities, pursuing business development opportunities and working capital and other general corporate purposes. See “Use of Proceeds.” However, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

If we are classified as a passive foreign investment company, United States taxpayers who own our ordinary shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

•        At least 75% of our gross income for the year is passive income; or

•        The average percentage of our assets (determined at the end of each quarter) during the taxable year which produces passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our ordinary shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

The amended and restated memorandum and articles of association that we intend to adopt contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares.

Some provisions of our articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders. Under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our articles of association for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Our [ Title ] has substantial influence over our company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other transactions.

As of the date of this prospectus, Jinchun Chen, our Chairman of the Board of Directors and [ Title] , beneficially owns an aggregate of [ ]% of our outstanding ordinary shares. Upon the completion of this offering, Mr. Xu will beneficially own approximately [•] ordinary shares, or approximately [•]% of our outstanding ordinary shares.

Accordingly, Mr. Chen could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the appointment of directors and other significant corporate actions. Mr. Chen will also have the power to prevent or cause a change in control. Without the consent of Mr. Chen, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, Mr. Chen could violate his fiduciary duties by diverting business opportunities from us to himself or others. The interests of Mr. Chen may differ from the interests of our other shareholders. The concentration in the ownership of our ordinary shares may cause a material decline in the value of our ordinary shares. For more information regarding Mr. Chen and his affiliated entity, see “Principal Shareholders.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow our home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Comparison of Cayman Islands Corporate Law and U.S. Corporate Law.”

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 5 clear days is required for the convening of a general meeting. A quorum required for a general meeting is the holders of a majority of ordinary shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

Newly enacted Economic Substance Legislation in the Cayman Islands may have an impact on the Company.

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Law, 2018 (the “Substance Law”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities”, which in the case of exempted companies incorporated before January 1,

2019 will apply in respect of financial years commencing July 1, 2019 onwards. However, it is anticipated that the Company itself may remain out of scope of the legislation or else be subject to more limited substance requirements. Although it is presently anticipated that the Substance Law will have little material impact on the Company or its operations, as the legislation is new and remains subject to further clarification and interpretation it is not currently possible to ascertain the precise impact of these legislative changes on the Company.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC, see “Enforceability of Civil Liabilities.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our ordinary shares.

We will incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our ordinary shares may be volatile which could subject us to securities litigation and make it more difficult for you to sell your shares.

As a company conducting a relatively small public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the offering. While the underwriters are required to sell shares in this offering to at least 300 round lot shareholders (a round lot shareholder is a shareholder who purchases at least 100 shares) in order to ensure that we meet the Nasdaq initial listing standards, we have not otherwise imposed any obligations on the underwriters as to the maximum number of shares they may place with individual investors. If, in the course of marketing the offering, the underwriters were to determine that demand for our shares was concentrated in a limited number of investors and such investors determined to hold their shares after the offering rather than trade them in the market, other shareholders could find the trading and price of our shares affected (positively or negatively) by the limited availability of our shares. If this were to happen, investors could find our shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their share price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and “Regulation.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•        the expected or potential impact of the novel coronavirus (COVID-19) pandemic, and the related responses of the government, consumers, and the Company, on our business, financial condition and results of operations;

•        our dependence on introducing new products on a timely basis;

•        our dependence on growth in the demand for our products;

•        our ability to compete effectively;

•        our dependence on a small number of suppliers for sufficient supplies;

•        our ability to successfully manage our operations in response to changing industry and market conditions;

•        implementation of our expansion plans and our ability to obtain capital resources for our planned growth;

•        our dependence on key personnel;

•        our ability to expand into new businesses, industries or internationally and to undertake mergers, acquisitions, investments or divestments;

•        changes in technology and competing products;

•        general economic and political conditions, including those related to the copper processing industry;

•        possible disruptions in commercial activities caused by events such as natural disasters, terrorist activity

•        fluctuations in foreign currency exchange rates; and

•        other factors in the “Risk Factors” section in this prospectus.

These forward-looking statements are subject to various and significant risks and uncertainties, including those which are beyond our control. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this prospectus and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. We disclaim any obligation to update our forward-looking statements, except as required by law.

This prospectus contains certain data and information that we obtained from various Chinese government and private publications, including industry data and information from [            ]. Statistical data in these publications also include projections based on a number of assumptions.

In addition, the new and rapidly changing nature of the [            ] industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $             million, after deducting estimated underwriting discounts and commissions and the estimated offering expenses payable by us, and based upon an assumed initial offering price of $             per ordinary share (excluding any exercise of the underwriters’ over-allotment option). A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by approximately $             million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no change to the number of ordinary share offered by us as set forth on the cover page of this prospectus, provided, however, that in no case would we decrease the initial public offering price to less than $              per share.

We plan to use the net proceeds from this offering as follows:

•        Approximately 20% of the net proceeds from this offering in the purchase of equipment and facilities, and improvement of production lines;

•        approximately 10% of the net proceeds from this offering for the acquisitions of, or investments in, businesses engaged in the same or similar copper industry as we do, although as of the date of this prospectus, we have not identified, or engaged in any material discussions regarding, any potential target;

•        approximately 25% of the net proceeds from this offering for the research and development of new products and new technology; and

•        approximately 45% of the net proceeds from this offering for working capital, operating expenses and other general corporate purposes.

Changing circumstances may cause us to consume capital significantly faster than we currently anticipate. The amounts and timing of our actual expenditures will depend upon numerous factors, including sales efforts, the development efforts and the global economic environment. The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

Pending use of the net proceeds, we intend to hold our net proceeds in short-term, interest-bearing, financial instruments or demand deposits.

DIVIDEND POLICY

Our board of directors has discretion regarding whether to declare or pay dividends. All dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that we are able to pay our debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We have never declared or paid cash dividends on our shares. We currently do not have any plans to pay cash dividends. Rather, we currently intend to retain all of our available funds and any future earnings to operate and grow our business.

Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of [            ], 2020 as follows:

•        on an actual basis; and

•        on an adjusted basis to reflect the sale of [•] ordinary shares in this offering, at an assumed initial public offering price of $[•] per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The adjustments reflected below are subject to change and are based upon available information and certain assumptions that we believe are reasonable. Total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this capitalization table in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

As of [ ], 2020
	Actual	As adjusted
Cash and cash equivalent	$	$
Shareholders’ Equity

Ordinary shares, par value HK$0.10 per share, [            ] ordinary shares authorized, [            ] ordinary shares issued and outstanding on an actual basis, [•] ordinary shares issued and outstanding on an adjusted basis to reflect the sale of [•] ordinary shares to be issued in this offering

Additional paid-in capital
Statutory reserves
Accumulated deficit
Accumulated other comprehensive loss
Non-controlling interests
Total Shareholders’ Equity
Total Capitalization

If the underwriters’ over-allotment option to purchase additional shares from us was exercised in full, pro forma (i) ordinary shares would be [•] shares, (ii) additional paid-in capital would be $[•] (iii) total shareholders’ equity would be $[•] and (iv) total capitalization would be $[•].

DILUTION

If you invest in our ordinary shares, your interest will be immediately diluted by $[•] per ordinary share, representing the difference between our net tangible book value per share of $[            ] as of [            ], 2020, after giving effect to this offering and an assumed initial public offering price of $[•] per share. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of [            ], 2020 was $[            ] or $[            ] per ordinary share as of that date. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the proceeds we will receive from this offering, from the assumed initial public offering price of $[•] per ordinary share, which is based on the estimated initial public offering price set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after June 30, 2021, other than to give effect to the sale of the ordinary shares offered in this offering at the assumed initial public offering price of $[•] per ordinary share, which is based on the estimated initial public offering price set forth on the cover page of this prospectus and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2021 would have been approximately $[•], or $[•] per ordinary share. This represents an immediate increase in net tangible book value of $[•] per ordinary share to the existing shareholders and an immediate dilution in net tangible book value of $[•] per ordinary share to investors purchasing our ordinary shares in this offering. The following table illustrates such dilution:

Per Ordinary Share
($)
Assumed initial public offering price per ordinary share	[•]
Net tangible book value per ordinary share as of June 30, 2021	[ ]
Pro forma as adjusted net tangible book value per ordinary share after giving effect to this offering	[•]
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	[•]

A $1.00 change in the assumed public offering price of $[•] per ordinary share, which is based on the estimated initial public offering price set forth on the cover page of this prospectus, would increase (decrease), in the case of an increase (decrease), our pro forma as adjusted net tangible book value after giving effect to this offering by approximately $[•], the pro forma as adjusted net tangible book value per ordinary share after giving effect to this offering by $[•] per ordinary share and the dilution in pro forma as adjusted net tangible book value per ordinary share to new investors in this offering by $[•] per ordinary share, assuming no change to the number of ordinary shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2021, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us in this offering, the total consideration paid and the average price per ordinary share paid before deducting the underwriting discounts and commissions and estimated offering expenses.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share
	Number	Percent	Amount		Percent
Existing shareholders	[•]	[•]%	$	[•]	[•]%	$	[•]
New investors	[•]	[•]%	$	[•]	[•]%	$	[•]
Total	[•]	[•]%	$	[•]	[•]%	$	[•]

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at pricing.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•        political and economic stability;

•        an effective judicial system;

•        a favorable tax system;

•        the absence of exchange control or currency restrictions; and

•        the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•        the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•        Cayman Islands companies may not have the standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated. Currently, substantially all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed [•], as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

[            ], our counsel as to Cayman Islands law, and [            ], our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•        recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•        entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Enforcement of Judgments/Enforcement of Civil Liabilities

We have been advised by our Cayman Islands legal counsel, [            ], that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is recent Privy Council authority (which is binding on the Cayman Islands Court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the Cayman Islands Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the Courts’ discretion. Those cases have now been considered by the Cayman Islands Court. The Cayman Islands Court was not asked to consider the specific question of whether a judgment of a bankruptcy court in an adversary proceeding would be enforceable in the Cayman Islands, but it did endorse the need for active assistance of overseas bankruptcy proceedings. We understand that the Cayman Islands Court’s decision in that case has been appealed and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

We have been advised by our PRC counsel, [            ], that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between different jurisdictions, and PRC courts will not recognize or enforce these foreign judgments if PRC courts believe the foreign judgments violate the basic principles of PRC laws or national sovereignty, security or public interest after review. However, currently, China does not have treaties or reciprocity arrangement providing for recognition and enforcement of foreign judgments ruled by courts in the United States or the Cayman Islands. Thus, it is uncertain whether a PRC court would enforce a judgment ruled by a court in the United States or the Cayman Islands.

CORPORATE HISTORY AND STRUCTURE

Corporate History

We are a holding company incorporated under the laws of Cayman Islands on September 11, 2017 by two shareholders, namely, Sino Copper Investments Limited and Fortune Daily Developments Limited.

Sino Copper Investments Limited, a BVI company incorporated on July 3, 2017, is 100% owned by Xinxu Holdings Limited, a BVI company, which is, in turn, 100% owned by Mr. Jinchun Cheng, a Chinese citizen, our CEO and Chairman. Fortune Daily Developments Limited, a BVI company incorporated on August 2, 2017, is 100% owned by Xinxu Technology Co., Ltd., a BVI company, which is, in turn, 100% owned by Mr. Xian Cheng, a Chinese citizen, our sales personnel. We do not foresee a conflict of interest with any of our shareholders as the latter are all holding companies with no business operations.

With the growth of our business and in order to facilitate international capital investment in us, we started a reorganization as described below involving new offshore and onshore entities in the third quarter of 2017 and completed it in the [•] quarter of 2021.

HK Xinxu, incorporated on September 15, 2017 under the laws of Hong Kong, is our wholly-owned subsidiary in Hong Kong and a pass-through company with no business operations, which, in turn, wholly owns all of the share capital of Anhui Xinxu, a wholly foreign-owned enterprise incorporated on January 5, 2012 under the laws of China.

Our operations in China are primarily conducted by our wholly owned subsidiary, Anhui Xinxu, located in Wuhu City, Anhui Province, China, with a current registered capital of RMB67,857,143 after several capital increases. It was originally named as Wuhu Xinxu Copper Industry Co., Ltd, and latter effected a name change to Anhui Xinxu New Materials Inc. with a company type change from limited liability company to company limited by shares on March 19, 2015. On March 31, 2015, it was listed on Anhui Equity Exchange (Ticker Symbol: AH800083). Anhui Equity Exchange is a regional equity trading system, primarily committed to providing comprehensive equity services to small-to-medium micro enterprises in Anhui Province. Due to low liquidity and high maintenance costs, such as legal and auditing fees, etc., it submitted an application for withdrawal, which was approved by Anhui Equity Exchange on January 15, 2016 and was delisted from Anhui Equity Exchange, effective January 31, 2016. On September 20, 2017, a further name change to Anhui Xinxu New Materials Co., Ltd, with company type change to limited liability company were effected by filing all required document with the local government agency, followed by the issuance of a new business license reflecting such change on October 9, 2017.

Anhui Xinxu is primarily specialized in the research and development (“R&D”), fabricating and processing, and sales and distribution of copper and copper alloy products, including but not limited to copper bars, rods, strips and wires;T2 purple copper bars, copper busbars and profiles, tin-plated copper bars and electrolytic copper.

Corporate Structure

The chart below summarizes our corporate structure, including our subsidiaries, as of the date of this prospectus:

SELECTED CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data are derived from our audited consolidated financial statements for the fiscal years ended June 30, 2021 and 2020 included elsewhere in this prospectus.

Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary consolidated statements of operations and comprehensive income (loss) for the fiscal years ended June 30, 2021 and 2020.

The following table presents our summary consolidated balance sheets data as of June 30, 2021 and 2020.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” All amounts included herein with respect to the fiscal years ended June 30, 2021 and 2020 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

Overview

We are a Cayman Islands company incorporated on September 11, 2017, and conduct our business through our subsidiary, Anhui Xinxu, in China.

We are a manufacturer of non-ferrous products, primarily engaged in the research and development (“R&D”), fabricating and processing, and sales and distribution of copper and copper alloy products, including but not limited to T2 purple copper bars, tin-plated copper bars, copper rods and sticks, and electrolytic copper. We engage in metal melting and casting, rolling, drawing and extruding to fabricate finished and semi-finished copper products from enameled wires, copper cathode and scrap metal. Our products are used in a variety of applications across diversified end markets, including electronics and electrical components, telecommunications, automobiles, air conditioners, ships, metallurgy, electromechanical, transportation, building and housing, power distribution, solar energy and other economic sectors across China.

We access these end markets through our direct sales force reaching a wide variety of customers with both high and low volume demand for our products. We believe the diversity of our product portfolio, the breadth of our value-added customer services, our R&D capacities and technical expertise underpin the long-standing relationships we have with our broad customer base.

Key Factors Affecting Our Results

Our results are primarily derived from the sales of display modules and polarizers to display manufacturers, end-brand customers or their system integrators in China, Hong Kong, Taiwan and Southeast Asia. The historical performance and outlook for our business is influenced by numerous factors, including the following:

•        Fluctuations in Prices of Electrolytic Copper and Other Costs — Fluctuations in the prices of raw materials can lead to volatility in the pricing of our products, which influences the buying patterns of our customers. Because the raw material cost represents majority of our total cost of sales, higher or lower raw material cost affects our gross margins. Increases in the market price of raw materials typically enable us to raise our selling prices. To a lesser extent, our gross margins and selling prices can also be impacted by the prices of other raw materials, transportation and labor.

•        Price Fluctuations Due to Cyclical Market Condition — The copper processing industry in general is characterized by cyclical market conditions. From time to time, the industry has been subject to imbalances between excess supply and a slowdown in demand, and in certain periods, resulting in declines in selling prices. In addition, capacity expansion anticipated in the copper processing industry may lead to excess capacity. Capacity expansion in the industry may be due to scheduled ramp-up of new manufacturing facilities, and any large increases in capacity as a result of such expansion could further drive down the selling prices of our products, which would affect our results of operations. We cannot assure you that any continuing or further decrease in selling prices or future downturns resulting from excess capacity or other factors affecting the industry will not be severe or that any such continuation, decrease or downturn would not seriously harm our business, financial condition and results of operations.

•        General Competition — Several of our products have historically faced significant competition both in China and some foreign markets, and we have successfully competed against our competitors with excellent customer service, high quality products and rapid fulfilment of customer orders. However, our business could be adversely affected by competitors who reduce prices, improve on-time delivery and take other competitive actions, which may reduce our customers’ purchases of products from us.

Impact of Covid-19

There has been a global pandemic of a novel strain of coronavirus (COVID-19) that first emerged in China in December 2019 and has spread globally. The COVID-19 pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China for the first half year of 2020. In March 2020, the World Health Organization declared COVID-19 as a global pandemic. Given the rapidly expanding nature of COVID-19 pandemic, and substantially all of our business operations and our workforces are concentrated in China, we believe that it has impacted and will likely continue to impact our business, results of operations, and financial condition. Although we are currently fully functional, potential impact on our results of operations will also depend on future developments and information that may emerge regarding the duration and severity of COVID-19 and the actions taken by governmental authorities and other entities to contain COVID-19 or to mitigate its impacts, almost all of which are beyond our control.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

•        Our production facilities had not been fully operational until [•], 2020. We temporarily closed our offices and production facilities in [•] 2020, as required by relevant PRC local authorities. Our offices and production facilities reopened on [•], 2020 and production capacity had been picking up slowly until fully operational on [•], 2020.

•        Some of our customers have been negatively impacted by the outbreak, which reduced the demand for certain of our products, such as [•]. However, we have seen an increased demand for [•] due to the mandatory lockdown at home.

•        We have experienced some disruption to our supply chain during the Chinese government mandated lockdown, with suppliers increasing purchase price for raw materials. While all our major suppliers are currently fully operational, any future disruption in their operations would impact our ability to produce and deliver our products to customers. In addition, reductions in commercial airline and cargo flights, disruptions to ports and other shipping infrastructure resulting from the pandemic are resulting in increased transport times to deliver materials and components to our facilities and to transfer our products to our key suppliers, and may also affect our ability to timely ship our products to customers. This may limit our ability to fulfill orders and we may be unable to satisfy all of the demand for our products in a timely manner, which may adversely affect our relationships with our customers.

•        Our workforce remained stable for the fiscal years ended June 30, 2021 and 2020. We did not receive government subsidy or take advantage of any government assistance program in relation to the COVID-19 pandemic. Unless emergency, we correspond to our clients’ demands via emails, phones and video meeting system. We have complied with the various safety measures required by the local government and provided our employees with protective gears and regularly monitor and trace the health condition of our employees. However, we do not believe those safety measures have materially impacted our operation.

•        Due to the slow supply of raw materials and reduced demand from our customers, our product output is reduced by 36% in 2020 compared with that in 2019.

In the long term, the COVID-19 pandemic is likely to adversely affect the economies and financial markets of many countries, and may result in a global economic downturn or a recession. This would likely adversely affect demand on some of our products, which may, in turn negatively impact our results of operations.

INDUSTRY

Overview of Copper Processing Industry

Copper is one of the earliest key metals used by humans. It is ubiquitous across the power, transportation, building and construction, aerospace and related sectors due to its high electrical conductivity and heat transmission. Copper is also a staple constituent of power generators and electronic instruments, and is therefore integral to the development of modern high-tech industries.

With the rapid growth of the Chinese economy over the past decade, the demand for various raw materials, including copper, also has been increasing at a rapid pace. According to Global refined copper consumption distribution by region 2020 published by M. Garside, China is the world’s largest consumer of refined copper in 2020, with a consumption of 54 percent share of the total global copper consumption volume. In 2020, global refined copper consumption reached an estimated 23.4 million metric tons. While China is the largest consumer of refined copper, it is also the largest refined copper producing country. According to the data jointly issued by China Non-Ferrous Metals Industry Association and Beijing Antaike Information Co.,Ltd, in 2018, copper processing production hit approximately 17.8 million tons, accounting for two-thirds of total world output, and the net imports of processed copper products reached approximately 41,400 tons. In 2020, China was responsible for nearly 42 percent share of the total global production of refined copper, or over ten million metric tons.

Below is a comparison chart of copper processing production and import volumes from 2013 to 2018 in China (Chart 1):

China Copper Processing Production Diagram
2000
1800
1600
1400
1200
1000
800
600
400
200
0
2013
2014
2015
2016
2017
2018
Output
Net Import Volumes

Source: Data from The Yearbook of Nonferrous Metals Industry of China (2014-2017), China Non-Ferrous Metals Industry Association, and Beijing Antaike Information Co., Ltd

The copper processing industry in China is segmented, primarily comprised of copper wires, copper strips, copper pipes, copper rods and copper foil as the main sub-industries. In 2018, copper processing production hit approximately 17.8 million tons, of which copper wires accounted for 44.6% of the total output, with copper strips, coppers pipe, copper rods accounting for 19.9%, 15.6% and 13.7%, respectively, of the total output.

Below is a structure diagram of China copper products in 2018 (Chart 2):

Proportion of subdivided products of copper processing materials in China

3.76%
15.61%
19.88%
13.70%
2.41%
44.64%
Copper tube
Copper strip
Copper bar
Copper foil
Copper wire
other

Source: Data from China Non-Ferrous Metals Industry Association and Beijing Antaike Information Co., Ltd

Copper Busbars and Profiles

A busbar is in the form of a metallic strip, connecting low voltage equipment in battery banks and high voltage equipment in electrical switchyards. The demand for copper busbars and profiles, including copper bars, copper strips, copper sticks, comes primarily from transformers and switchgear equipment that are used in the infrastructure industry and power distribution systems.

According to Verified Market Research, the copper busbar and profiles market was valued at USD 16.32 Billion in 2018 and is projected to reach USD 24.12 Billion by 2026, growing at a CAGR of 5.11% from 2019 to 2026 (See below Chart 3).

Chart 3: Global Copper Busbar and Profiles Market

VERIFIED MARKET RESEARCH

Global Copper Busbar and Profiles Market

2019-2026

$ 16.32 BILLION
$ 24.12 BILLION
CAGR 5.11%
2018
2026

Source: Verified Market Research at https://www.verifiedmarketresearch.com/product/copper-busbar-and-profiles-market/

Copper busbars and profiles are used extensively in high current control equipment and low voltage distribution systems. There are various applications of copper busbars and profiles, which include bus-way systems, switchboards, low and medium voltage switchgear, panel boards and more.

In contrast to this, profiles are more difficult to manufacture as they are more complex in design and packaging, has a more delicate production process and is in need of a much more elaborate machine-set up. Copper busbars and profiles contain better resistance against corrosion and are a better conductor of electricity in comparison to its metal counterparts such as aluminum.

Few of the major factors driving the copper busbars and profiles market are increased use of copper busbars and profiles in power and electrical equipment sector and increased usage of copper in several industries due to its attractive properties. In electrical power distribution, a copper Busbar is used within various applications such as switchgear, panel boards and busway enclosures for the purpose of local high current power distribution. Some of the beneficial properties that copper provides include low electrical and thermal resistance, high mechanical strength in tension, high resistance to fatigue failure, ease of fabrication, low electrical resistance of surface films and high resistance to corrosion. As a result of this, busbars are often made from copper or aluminum, especially when considering conductivity and strength, copper is far superior to aluminum.

Electrolytic copper

Electrolytic copper, or extremely pure copper (greater than 99.95%), is superior in electric conductivity and workability, and can be used for a wide array of applications, from cutting-edge electronics parts to various electric wires, including general purpose wires. The high purity is needed because most copper is used to make electrical equipment, and small amounts of impurity metals in copper can seriously reduce its ability to conduct electricity. Even 0.05% of arsenic impurity in copper, for example, will reduce its conductivity by 15%. Electric wires must therefore be made of very pure copper, especially if the electricity is to be carried for many miles through high-voltage transmission lines.

Application of Copper and Copper-Alloy Products

Housing and Building

China’s manufacturing and construction sectors, which consume around half of the world’s copper, have posted a strong recovery from the COVID-19 shutdown earlier in the year of 2020, with factory activity in August 2020 reached its highest level in nine years. This recovery was reflected in a 50% month-on-month increase in unwrought copper imports by China in June 2020 to a record high of 656,483 tons, just over double the level imported in the same month of 2019. For the first six months of 2020, copper imports totaled 2.84 million, a 25% increase on the same period of 2019, despite the disruption caused by COVID-19.

Renewable Energy Demand

China’s switch to renewable energy systems is likely to be a key demand driver going forward. Copper is the best non-precious metal conductor of electricity due to the lack of resistance it offers. This property makes it an important component in energy-efficient generators and renewable energy systems, with solar and wind energy installations using larger volumes of copper than conventional thermal power generators.

Global copper demand for solar and wind energy systems is expected to rise by 56% by 2027 from 2018 levels, according to research by the International Copper Association (ICA). Although the ICA does not provide a breakdown for individual countries, it predicts China will maintain its leading role for annual installations of wind turbines.

In the short term, there could be a spike in demand for copper as projects are brought forward following the news from China’s Energy Administration that subsidies for new offshore and onshore wind farm projects will end sometime later in 2020 and 2021 respectively.

Electric Vehicles

Electric vehicle production is also expected to drive China’s copper consumption. Copper is an important component in electric vehicles, used in the batteries, windings and copper rotors of electric motors, as well as in the wiring and charging infrastructure. At an average of 83kg of copper, the typical electric vehicle uses nearly four times as much of the metal as a conventional car.

While electric vehicle sales have been subdued in recent months due to a combination of the COVID-19 pandemic and a reduction in government subsidies, China has ambitions to be a leading electric vehicle manufacturing center by 2025, as part of its Made in China 2025 initiative. Such a move would further support demand for copper.

In fact, the government’s Made in China 2025 initiative, which aims to improve the country’s manufacturing processes to produce higher value products, has wide-reaching implications for the metal. More efficient technologies tend to use larger amounts of copper, and, as a result, Made in China 2025 is expected to boost copper usage in the country by an additional 232,000 tons by 2025, according to the ICA.

It anticipates copper consumption increasing in a number of areas, including for higher efficiency industrial motors and distribution transformers, in the electrification of new railways, and for new energy vehicles for industrial use.

Government Support

Strong demand for the metal from China is expected to continue going forward, boosted by government stimulus measures. Tax exemptions and lower borrowing rates have been introduced for manufacturers to help the sector recover from the impact of the pandemic.

Government infrastructure spending is also expected to increase in 2020 to offset slower growth in other areas of the economy, with the 2020 National People’s Congress Work Report highlighting infrastructure and urbanization initiatives as a priority for the year ahead. The report said bonds worth RMB3.75 trillion would be issued in 2020 to finance the infrastructure program – a 1.6 trillion increase from 2019. Both manufacturing and infrastructure are key consumers of copper.

Copper has long played an important role in China’s economy. Currently, China is the world’s biggest importer of copper by some margin, accounting for 43% of global copper ore imports – more than three times the level of Japan in second place.

While copper usage in China is primarily driven by the fact that it is an important component in manufacturing and construction, a number of ongoing government initiatives are expected to increase demand further.

OUR BUSINESS

Overview

We are a Cayman Islands company incorporated on September 11, 2017, and conduct our business through our subsidiary, Anhui Xinxu, in China.

We are a manufacturer of non-ferrous products, primarily engaged in the research and development (“R&D”), fabricating and processing, and sales and distribution of copper and copper alloy products, including but not limited to T2 purple copper bars, tin-plated copper bars, copper rods and sticks, and electrolytic copper. We engage in metal melting and casting, rolling, drawing and extruding to fabricate finished and semi-finished copper products from enameled wires, copper cathode and scrap metal. Our products are used in a variety of applications across diversified end markets, including electronics and electrical components, telecommunications, automobiles, air conditioners, ships, metallurgy, electromechanical, transportation, building and housing, power distribution, solar energy and other economic sectors across China.

We access these end markets through our direct sales force reaching a wide variety of customers with both high and low volume demand for our products. We believe the diversity of our product portfolio, the breadth of our value-added customer services, our R&D capacities and technical expertise underpin the long-standing relationships we have with our broad customer base.

We service over [•] customers, covering [•] provinces of China, including Anhui, Zhejiang, Jiangsu, Guangdong, etc. We employ approximately 62 people and operate our business covering an area of approximately [•] square meters in Wuhu City, Anhui Province, China. Currently we have two (2) manufacturing workshops covering an area of approximately [•] square meters, owning 4 productions lines with an annual production capacity of approximately [•] tons. We have established long-term strategic partnerships with most of our major suppliers for the sufficient supply of our raw materials.

Since our inception, we have been focusing on the establishment and improvement of our R&D capacities. In 2017, we established our R&D department and technology center in Wuhu City, Anhui Province, and our “Xinxu” branded copper busbars were awarded as “Anhui Brand Name Products”. Starting from 2018, we have been regarded as “High-tech Enterprise”. As of the date of this prospectus, we have a R&D team of [•] people and 29 registered patents.

We prioritize product quality management and are committed to strengthening the professional ethics and cultivating quality consciousness of our employees, forming a strict quality management system, which we believe is in line with industry standards. As a high technology company, we have established a sound quality control system where our fabricating and processing facilities are ISO 9000:2015 compliant with certification achieved in 2015 and renewed in [•], and ISO 14001:2015 compliant with certification achieved in [•] and renewed in [•].

Our Revenue Model

We generate revenues through two sources:

(1)    processing and sales of our own “Xinxu” brand copper products, which contributes most of our revenues; and

(2)    distribution of copper products sourced by us from other processors.

For the fiscal years ended June 30, 2021 and 2020, we recognized $[•] and $[•], respectively, in revenues, of which our own brand copper products accounted for [•]% and [•]%, respectively, and sourced copper products accounted for [•]% and [•]%, respectively, of our total revenues.

Our Products

Our product portfolio is composed of copper and copper alloy products, including but not limited to T2 purple copper bars, tin-plated copper bars, copper rods and sticks, and electrolytic copper.

By category, our product portfolio can also be divided into (1) copper busbars, including T2 purple copper bars, tin-plated copper bars, and copper sticks; (2) copper rods; and (3) electrolytic copper.

Copper busbars

A busbar generally refers to an electrical conductive bar, with high current power concentrated in the bar for electricity distribution. It is generally in the form of a metallic strip and is most commonly utilized in power distribution systems, high current control equipment and low voltage distribution systems. Busbars connect low voltage equipment in battery banks and high voltage equipment in electrical switchyards. The maximum amount of current that can be carried by a copper busbar depends on its cross-sectional size and its purity.

Few of the major factors driving the copper busbar market are increased use of copper busbars in power and electrical equipment sector and increased usage of copper in several industries due to its attractive properties. In electrical power distribution, a copper busbar is used within various applications such as switchgear, panel boards and busway enclosures for the purpose of local high current power distribution. Some of the beneficial properties that copper provides include low electrical and thermal resistance, high mechanical strength in tension, high resistance to fatigue failure, ease of fabrication, low electrical resistance of surface films and high resistance to corrosion. As a result, busbars are often made from copper or aluminum, especially when considering conductivity and strength, copper is far superior to aluminum.

As of the date of this prospectus, all of our busbars are made from copper and our copper busbar products include T2 purple copper bars, tin-plated copper bars, and copper sticks. There are various applications of copper busbars, which include bus-way systems, switchboards, low and medium voltage switchgear, panel boards and more.

T2 purple copper bars

T2 purple copper bar is equivalent to C11000 Electrolytic Tough Pitch (“ETP”) Copper by US standard. ETP Copper is known for its high electrical and thermal conductivity, good corrosion resistance and solderability. T2 purple copper is basically pure copper with a 99.9% copper composition and utilized due to its high electrical conductivity (100% IAS) and wide range of fabrication methods, used in a wide variety of applications across diversified end markets, including electronics and electrical components, power distribution, telecommunications and other economic sectors across China. T2 purple copper has excellent hot workability, with inherent fabrication qualities readily to be bent, soldered, drilled, peened, riveted and formed to fit almost any design specification.

For the fiscal years ended June 30, 2021 and 2020, our revenues generated from the sales of our “Xinxu” branded T2 purple copper bar products were $[•] and $[•], respectively, accounting for approximately [•]% and [•]%, respectively, of our total revenues.

Tin-plated copper bars

Busbars usually have high current power concentrated in the bar for electricity distribution. Due to the large amount of electricity running through these bars, they become very hot. At high temperatures, bare copper bar begins to oxidize and oxidized copper usually has poor electrical conductivity. As a result, copper busbar is usually plated with tin flashing, which are more resistant to oxidation than bare copper and are capable of reaching higher temperatures without degrading and losing their conductivity. One of the advantage of tin flashing is that it is more cost effective.

Tin-plated busbars are often used in circuit breakers, panel boards, and electrical switchgear. For the fiscal years ended June 30, 2021 and 2020, our revenues generated from the sales of our “Xinxu” branded tin-plated busbar products were $[•] and $[•], respectively, accounting for approximately [•]% and [•]%, respectively, of our total revenues.

Copper sticks

We fabricate and process copper sticks, which are available in both high conductivity ETP and high conductivity oxygen-free copper. Both are high in copper purity with an electrical conductivity of more than 97% IACS. Our customer may process and customize our copper sticks into the size and shape that fit into their projects.

For the fiscal years ended June, 2021 and 2020, our revenues generated from the sales of our “Xinxu” branded copper stick products were $[•] and $[•], respectively, accounting for approximately [•]% and [•]%, respectively, of our total revenues.

Copper rods

We fabricate and process copper rods, which are available in both high conductivity ETP and high conductivity oxygen-free copper. Both are high in copper purity with an electrical conductivity of more than 97%. IACS. Copper rods are either semi-finished products, which will be further processed for finished products, such as copper busbars, or finished products ready for sale.

For the fiscal years ended June, 2021 and 2020, our revenues generated from the sales of our “Xinxu” branded copper rod products were $[•] and $[•], respectively, accounting for approximately [•]% and [•]%, respectively, of our total revenues.

Electrolytic copper

Electrolytic copper, or extremely pure copper (greater than 99.95%), is superior in electric conductivity and workability, and can be used for a wide array of applications, from cutting-edge electronics parts to various electric wires, including general purpose wires. Additionally, due to its superior thermal conductivity coupled with superior workability, it is also used for various copper alloy fabricated products, including copper pipes for air conditioners, etc. It is also heavily used for plated alloys aiming for a high-class image of metals.

We do not manufacture electrolytic copper on our own. We source electrolytic copper from other manufacturers for distribution. We usually purchase products from other fabricator and processors at a lower price and then resell them to our customers at a comparatively higher price and earn the price difference.

Electrolytic copper is also the main raw materials for fabricating and processing our products, accounting for approximately [•]% of our overall raw materials.

For the fiscal years ended June 30, 2021 and 2020, our revenues generated from the sales of our sourced electrolytic copper were $[•] and $[•], respectively, accounting for approximately [•]% and [•]%, respectively, of our total revenues.

Top 3 Products

The graphic below illustrates a selection of our top three (3) products that are available in the various markets in which we operate.

Item No.	Product Name	Product Image	% of Sales in 2020	% of Sales in 2019	% of Sales as of June 30, 2021
1
2
3

Our Customers

A sound customer base is undeniable to our success. We source our customers through multiple channels: (i) referrals from our present customers, (2) industry exhibitions/expos, (iii) our direct sales team, and (iv) [•]. Because of our strong brand equity, loyal customer base and evolving product portfolio, we believe there are significant growth opportunities across these channels as we deepen our sales and marketing in each of our markets.

Through our direct sales force, our copper products are sold to our customers covering [•] provinces of China, including Anhui, Zhejiang, Jiangsu, Guangdong, etc.

For the fiscal years ended June 30, 2021 and 2020, we have a total number of [•] and [•] customers, respectively. Our customer base is broadly diversified, spanning various end markets, including electronics/electrical components, industrial machinery and equipment, metallic materials and general consumer end markets. No customer accounts for more than 10% of our revenues for the fiscal year 2020 and through the date of this prospectus.

We do not have long-term written sales agreements with our customers. Each customer sale is typically governed by a brief purchase order. The key terms of the purchase order include:

•        the product’s name, type, quantity, price and delivery date;

•        quality standard and payment terms;

•        delivery, inspection and packaging requirements;

•        product return or replacement in case of incompliance with contract terms; and

•        dispute solutions, including bringing a lawsuit at the local People’s court if negotiations are unsuccessful.

As of the date of the prospectus, we never violated any purchase orders and therefore never incurred any economic losses as a result of our orders; no penalty has ever been incurred by us due to our delay of delivering products and we always comply with all terms set forth in the purchase orders.

Although our product sales with our customers are per-order transactions, we have long-term and stable relationships with our customers. For additional information see “Risk Factors — Risks Related to Our Business — We do not have long-term contractual arrangements with our customers, and our sales volumes and net sales could be reduced if our customers switch some or all of their business with us to other suppliers”.

Our Suppliers

Our suppliers are divided into two categories: 1) those providing raw materials for manufacturing our products, and 2) those providing products for our distribution.

We manufacture our products primarily using enameled wires, copper cathode and metal in the form of scrap metal (both internally generated and externally sourced) as raw materials.

We distribute certain products, currently only electrolytic copper, sourced from certain suppliers when it comes to our distribution service. Through our suppliers, we are capable of accommodating our customers’ need and providing them with premium shopping experiences.

For the fiscal year ended June 2021, we had a total number of seven (7) suppliers. Our top four (4) suppliers, namely (1) Zhejiang Great Wall Electrical Engineering New Materials Technology Co., Ltd, (2) Shanghai Keyu Non-ferrous Metals Co., Ltd, (3) Tongling Jingda Logistics Co., Ltd, and (4) Fengcheng Lihua Metal Products Co., Ltd, accounted for approximately [•]%, [•]%, [•]%, and [•]%, respectively, of our total purchases. For the fiscal year ended June 30, 2020, we had a total number of sixteen (16) suppliers. Our top four (4) suppliers, namely (1) Shanghai Keyu Non-ferrous Metals Co., Ltd, (2) Tongling Jingda Logistics Co., Ltd, (3) Gree Electric Engineering (Nanjing) Co., Ltd, and (4) Zhejiang Great Wall Electrical Engineering New Materials Technology Co., Ltd, accounted for approximately [•]%, [•]%, [•]%, and [•]%, respectively, of our total purchases.

We have written long-term agreements with most of our suppliers (including our top suppliers), with the key terms as below:

•        the product’s name, quantity (usually on a monthly basis), price calculation and delivery terms;

•        quality standard, inspection and payment terms; and

•        breach terms and liquidated damages in some agreements.

For those suppliers with whom we do not have long-term agreements, including two of our top suppliers, namely Shanghai Keyu Non-ferrous Metals Co., Ltd and Fengcheng Lihua Metal Products Co., Ltd, each purchase with such suppliers is typically governed by a brief purchase order. The key terms of such purchase order is as below:

•        the product’s name, type, quantity, price and delivery date;

•        quality and technology standard and payment terms;

•        delivery, inspection and packaging requirements;

•        product return or replacement in case of incompliance with contract terms;

•        breach of contract terms, including 20% of contract amount as liquidated damages for such purchase orders; annd

•        dispute solutions, including bringing a lawsuit at the local People’s court if negotiations are unsuccessful.

Customer Services

We provide customer services to our customers. All potential or existing customers may contact us through our online live chat service or our customer service hotline at (+86) 0553-8758118 for assistance.

As of June 30, 2021, we have a team of [•] people in customer services.

Sales and Marketing

We market and sell our products through our direct sales force. Our direct sales force provides us with direct access to our customers and is capable of addressing our customers’ needs in a fast and efficient way.

For the fiscal years ended June 30, 2021 and 2020, we have a direct sales team of 6 and [•number of sales employees] people, respectively, all of which were our employees. The compensation package for our sales team includes fixed base salaries and commissions of [•]%-[•]% based on the revenues or collection they achieve. We provided our sales team with regular training and internally developed systems to assist them in quickly becoming proficient and productive sales personnel.

Our sales team seeks to maintain and strengthen relationships with our current customers in existing markets as well as expand our business in new markets and with new customers. Customers look to us for a reliable supply of a wide array of our copper products and we believe our reliability and scale as a supplier helps support our customers’ product positions.

Fabrication and Processing

Our fabrication and processing are comprised of both in-house and outsourcing to third parties.

In-house

Our in-house fabrication and processing are all located at our facilities in Wuhu City, China. We fabricate and process copper and copper alloy products, and stock inventory of raw materials, components, semi-finished and finished goods at our facilities pursuant to the market demand, orders we receive or plan to receive, our fabrication and processing plan and capacity, procurement information from our direct sales force. Our fabrication and processing journey consists of the following key steps, beginning with our base technology:

•        firstly, selection of raw materials upon receipt of purchase orders;

•        secondly, melting and casting of raw materials;

•        thirdly, rod pulling, consecutive extruding and drawing;

•        fourthly, sawing (electroplating) and inspection

•        lastly, packaging and storage for sales.

This production process is subject to continuous review and monitoring by the quality control team to ensure that finished products are of the highest quality and meet customer requirements and relevant quality control standards. Upon inspection, our quality control team is authorized to request for correction for all unqualified products.

Our fabricating and processing standard for copper bars is GB T 5585.1-2005. In order to maintain and improve on product safety and quality, we a strict set of quality control policies and inspection protocols. These policies and protocols are enforced by our quality control team lead by the general manager of our quality control department along every step of the fabricating and processing process.

Outsourcing

Our outsourcing products, which to some extent expand our production capacity, are fabricated or processed by third party fabricators or processors in accordance with our requirements. As of the date of the prospectus, we only have one outsourced product — T2 purple copper bars. We normally fabricate and process T2 purple copper bars first and then ship them to the sourced processors for electroplating. Upon completion of electroplating, the electroplated T2 purple copper bars will be shipped back to us for inspection. After passing our inspection, we will label, pack, and then ship them to customers per their orders.

Third party fabricators or processors must have required qualifications in order to fabricate and/or process our products. Upon our verification and approval by inspecting their qualification materials, such as business license, [•] license, tax certificates, etc., verifying their production capacity and safety, business reputation and conflict of interests, and executing confidential agreements with us, such third party fabricators or processors are authorized to fabricate and/or process our products in accordance with our requirements.

Research and Development (“R&D”)

We continually strive to improve upon our product offerings in order to deliver the most innovative and creative copper products catering to the diversified demands of our customers. We take a long-term, thoughtful approach to research that informs our product decisions and is differentiated from the marketplace. Due to our heritage science and proven execution, we believe we are well positioned to leverage R&D to solve the concerns of our customers.

Our R&D involves the invention and upgrading of our processing facilities and equipment, and the introduction of new copper products and improvement of existing copper products. We are able to bridge the research to the desired commercial outcome due to our knowledge of the copper genome and processing craftsmanship, allowing us to solve the safety and quality issues that may occur during the processing process. In [•month/year], we established R&D labs in [•area], China, which are equipped with advanced equipment and professional personnel. We adopt a series of incentives, including [•invention patent awards, options and employee equity incentive plans to maintain the key technology personnel and inspire their creativity and innovations].

As of June 30, 2021 and 2020, our R&D expenses were approximately $[•] and $[•], respectively, accounting for an average of [•]% of our total revenues. R&D expenses mainly consist of [•] and other R&D related matters. As of June 30, 2021, we have a team of 13 employees in the R&D department, including 1 senior engineer with over 30 years of experience in copper bar processing, 1 tolling engineer, 2 process engineer and other technology professionals. In the future, we expect R&D expenses to increase in absolute dollars as we continue to develop new products, enhance existing products and technologies and perform activities related to obtaining additional regulatory approval.

From [•year] to [•year], we have conducted R&D on four (4) projects, including:

•        “Research and Development on Key Technology of Upward Bright Copper Rod and Environmental Protection”;

•        “Research and Development on Upward Undercurrent Continuous Casting of Large Diameter Bright Copper Rods”;

•        “Research and Development on Continuous Cold-Extrusion Ultra-large Width-to-thickness Ratio Transmission of Copper Busbar”; and

•        “Research and Development on Continuous Cold-Extrusion Ultra-large-load Water-cooled Power Transmission of Copper Bars”.

Led by the four (4) projects, we have successfully achieved 21 science and technology accomplishments with practical application values, among which [•],[•],[•] and [•] have been integrated into our main products, and the other 17 accomplishments, by focusing on the R&D, design and creation of key equipment and key technologies for copper and copper alloy smelting, and continuous cold extrusion of copper and copper alloy products, etc., solved for the first time in the copper industry the further expansion and deformation and the blocking flow rate of the corners upon entry of the cavity by metals.

We adhere to a market-oriented R&D approach and actively cooperate with universities and other institutions in sorting out our R&D orientation based on the real market demand. As of the date of this prospectus, we have the following R&D activity:

•        Cooperation with Dalian Jiaotong University.    We are currently working with the National Continuous Extrusion Engineering Research Center of Dalian Jiaotong University on the R&D of key equipment and key technology areas of continuous cold extrusion of copper and copper alloy bars, strips and various profiles.

By continuously upgrading and improving upon products and technologies that tailed to our customers’ requirements, we has further strengthened our customer’s loyalty.

As of June 30, 2021, we have 29 registered patents. Faced with the ever-changing market demands, we continue to abandon and phase out unsuitable patents and technologies, and simultaneously invest in acquiring new patents and technologies that tailored to our customer’s fast changing requirements. Our R&D efforts are based at our operating subsidiaries in China.

Quality Control

All of our products, either self-produced or sourced, fall within our quality control system subject to our quality inspection before delivery. For sourced products, they must first be shipped to us for quality inspection, upon passing inspection, be packaged, labeled and shipped to our customers.

Product quality and safety are always our core value. Reliable, safe and stable product quality is an important driving factor for maintaining market competitiveness. Through years of development, we believe we have developed a sophisticated quality control management system as well as a strict and effective internal control system in accordance with the requirements of Chinese laws and regulations. We have established quality control department to control the quality of our products, from raw material selections, fabricating and processing procedures, to product inspection and delivery.

We prioritize product quality management and are committed to strengthening the professional ethics and cultivating quality consciousness of our employees, forming a strict quality management system, which we believe is in line with international standards.

Our rigorous quality control management programs have earned us a number of quality-related certifications. Our fabricating and processing facilities are ISO 9000:2015 compliant with certification achieved in [•], and ISO 14001:2015 compliant with certification achieved in [•]. As of the date of this prospectus, we have obtained and/or renewed, and are current on, all above certifications.

Despite our quality control management system, we cannot eliminate the risks of errors, defects or failures. We may fail to detect or cure defects as a result of a number of factors, many of which are outside our control, including:

•        technical or mechanical malfunctions in the fabricating and processing process;

•        human error or malfeasance by our quality control personnel;

•        tampering by third parties; and

•        defective raw materials or equipment.

Failure to detect quality defects in our products may cause customer’s dissatisfaction, or other issues that could seriously harm our reputation and business, expose us to liability, and adversely affect our revenue and profitability.

Environmental Matters

Due to the nature of our products, our PRC operating entity is not in the high-risk and heavy pollution industry, the wastewater we generate is sanitary wastewater which can be disposed directly into municipal pipelines after professional processing. The waste gas we generate is melting furnace smoke and dining hall smoke, which can be released after dust removal or purification. If new products are developed in the future and environmental measures are needed according to law, we will take corresponding environmental protection measures according to relevant laws and regulations. Starting from 2021, we are required by the local government to obtain the waste discharge license for waste discharge. As of the date of this prospectus, we are still under the license application process.

We maintain sewage treatment system, dust collectors, and waste recycling device for environment protection, with total expenses of approximately $[•]. The annual maintenance costs of above facilities were approximately $[•] to $[•].

As of the date of this prospectus, our waste discharge are in compliance with the local laws and regulations and we are not aware of any warning, investigations, prosecutions, disputes, claims or other proceedings in respect of environmental protection, nor have we been punished or can foresee any punishment to be made by any government authorities of China.

Impact of Covid-19

There has been a global pandemic of a novel strain of coronavirus (COVID-19) that first emerged in China in December 2019 and has spread globally. The COVID-19 pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China for the first half year of 2020. In March 2020, the World Health Organization declared COVID-19 as a global pandemic. Given the rapidly expanding nature of COVID-19 pandemic, and substantially all of our business operations and our workforces are concentrated in China, we believe that it has impacted and will likely continue to impact our business, results of operations, and financial condition. Although we are currently fully functional, potential impact on our results of operations will also depend on future developments and information that may emerge regarding the duration and severity of COVID-19 and the actions taken by governmental authorities and other entities to contain COVID-19 or to mitigate its impacts, almost all of which are beyond our control.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

•        Our production facilities had not been fully operational until [•], 2020. We temporarily closed our offices and production facilities in [•] 2020, as required by relevant PRC local authorities. Our offices and production facilities reopened on [•], 2020 and production capacity had been picking up slowly until fully operational on [•], 2020.

•        Some of our customers have been negatively impacted by the outbreak, which reduced the demand for certain of our products, such as [•]. However, we have seen an increased demand for [•] due to the mandatory lockdown at home.

•        We have experienced some disruption to our supply chain during the Chinese government mandated lockdown, with suppliers increasing purchase price for raw materials. While all our major suppliers are currently fully operational, any future disruption in their operations would impact our ability to produce and deliver our products to customers. In addition, reductions in commercial airline and cargo flights, disruptions to ports and other shipping infrastructure resulting from the pandemic are resulting in increased transport times to deliver materials and components to our facilities and to transfer our products to our key suppliers, and may also affect our ability to timely ship our products to customers. This may limit our ability to fulfill orders and we may be unable to satisfy all of the demand for our products in a timely manner, which may adversely affect our relationships with our customers.

•        Our workforce remained stable for the fiscal years ended June 30, 2021 and 2020. We did not receive government subsidy or take advantage of any government assistance program in relation to the COVID-19 pandemic. Unless emergency, we correspond to our clients’ demands via emails, phones and video meeting system. We have complied with the various safety measures required by the local government and provided our employees with protective gears and regularly monitor and trace the health condition of our employees. However, we do not believe those safety measures have materially impacted our operation.

•        Due to the slow supply of raw materials and reduced demand from our customers, our product output is reduced by 36% in 2020 compared with that in 2019.

In the long term, the COVID-19 pandemic is likely to adversely affect the economies and financial markets of many countries, and may result in a global economic downturn or a recession. This would likely adversely affect demand on some of our products, which may, in turn negatively impact our results of operations.

Our Strengths

We believe that the following strengths contribute to our growth and differentiate us from our competitors:

•        Our optimized production capacities;

•        Strong research and development capabilities;

•        Strengthened market position;

•        Long-standing customer and supplier relationships; and

•        Sound quality control system.

•        Experienced management team.

Our Strategies

We intend to grow our business using the following key strategies:

•        Solidify our industry position by gaining additional market share.    Our goal is to strengthen our market position and accelerate our expansion by expanding our manufacturing and processing scale and gaining additional market share. We plan to increase investment in our business and expand our manufacturing and processing capacity through horizontal or vertical acquisitions, strategic partnerships and joint ventures. We plan to invest additional capital in [•], the research and development of technology and new products, and acquisition of new equipment and processing facilities to expand our manufacturing and processing capacity. With more exposures and promotions, our products and brand will be better recognized. Currently we have no agreements or letters of intent for any acquisitions, partnerships or ventures.

•        Uphold our commitment to product quality.    We intend to uphold our commitment to product quality to ensure consistently high standards throughout our operations. We intend to achieve greater traceability of our products and maintain the highest quality standards in all of our business units. To this end, we plan to continue to maintain and enhance our quality monitoring systems across the entire operation by cautiously selecting suppliers and paying attention to customers’ preferences, closely monitoring quality, keeping records of operation, and complying with the national and local law and regulations on product quality, employees, and environment sustainability. We believe such practice largely conforms to our industry’s best practice in China.

•        Extend and upgrade product offerings through technology innovation.    We will continually strive to extend and improve upon our products offerings through our research and development and technology innovation in order to deliver the most innovative copper products to our customers. We will continue bridging our research and development to the desired commercial outcome due to our knowledge of the copper genome, our manufacturing and processing craftsmanship and innovative technology. As of the date of this prospectus, we have 29 registered patents.

•        Expand our sales network.    We intend to expand our sales network to penetrate new geographic markets, further gaining market share in existing markets and accessing a broader range of customers. We will continue leveraging our local resources to quickly enter new markets, while also minimizing requirements for capital outlay.

•        Enhance our ability to attract, incentivize and retain talented professionals.    We believe our success greatly depends on our ability to attract, incentivize and retain talented professionals. With a view to maintaining and improving our competitive advantage in the market, we plan to implement a series of initiatives to attract additional and retain mid- to high-level personnel, including formulating a market-oriented employee compensation structure and implementing a standardized multi-level performance review mechanism.

Our Competition

The copper industry is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. We believe that our position as high-quality products and commercial performance, brand equity, science and innovation practice, and organizational approach differentiate us and help us maintain our market share in a highly competitive environment.

We believe the following companies may be our competitors, competing with us in one or more products among different end markets:

•        Ningbo Jintian Copper Industry (Group) Co., Ltd, founded in 1986, is committed to copper processing, high-tech materials and non-ferrous metal trading, etc. It is the largest recycled copper processing company and one of the largest copper processing companies in China, and has been listed in “Top 500 Chinese Enterprises” for many years. Its main products include but are not limited to copper wires, bars, sticks, tapes, enameled wires, valves;

•        Zhejiang Hailiang Co., Ltd, founded in 2001 and listed in Shenzhen Stock Exchange in 2008 (Ticker Symbol: 002203) , is committed to the research and development, manufacturing and sales of premium copper products, conductive profiles and aluminum profiles;

•        Jiangsu Tongda Copper Material Co., Ltd, founded in 2009, is committed to copper rolling processing, the research and development, design and quality inspection of copper products, distribution of copper products and aluminum products, etc.; and

•        Taizhou Zhengda Copper Material Co., Ltd, founded in 1993, is committed to processing and sales of copper, aluminum and plastic products, power fittings and mould products, etc.

We believe the principal competitive factors in our industry include:

•        brand equity and consumer relationships;

•        product functions, including high electrical and thermal conductivity, good corrosion resistance and solderability, and hot workability;

•        sustainability of supply chain, including raw materials;

•        product quality and safety;

•        distribution and product availability;

•        pricing competitiveness; and

Even though we operate in an intensively competitive industry, many companies in our industry have substantially greater financial resources, longer operating histories, broader product portfolios, broader market presence, longer standing relationships with distributors and suppliers, larger production and distribution capabilities, and higher measures of market penetration or brand recognition on an absolute level, we believe that we effectively compete with respect to each of the above factors.

Material Contracts

Seasonality

Seasonality does not materially affect our business or the results of our operations.

Intellectual Property

Our business is dependent on a combination of trademarks, patents, copyrights, domain names, trade names, trade secrets and other proprietary rights in order to protect our intellectual property rights.

As of the date of this prospectus, we have two (2) registered trademarks, on class 6 and on classes 6, 9, 11, respectively, in China, which will expire at various dates upon the expiration of their respective terms ranging from September to November 2025.

We also own twenty-nine (29) registered patent, including six (6) invention patents and twenty-three (23) utility model patents, relating to our fabricating and processing procedures, including but not limited to cooling and cleaning device, synchronous cutting device, traction device of continuous casting machine, continuous casting crystallizer, harmful waste gas recovery device. Those patents were applied for between 2016 and 2019, with patent right protection of twenty (20) years for invention patents and ten (10) years for utility model patents.

We received a certificate for one (1) domain name www.ahxinxu.com on [•], with an expiration date of [•] in China.

We enter into agreements with our employees and consultants who may have access to our proprietary information upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship are our exclusive property.

Insurance

We currently maintain group personal accident injury insurance and safety production liability insurance for our employees. We provide social security insurance including pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan for our employees. We do not carry any key-man life insurance, product liability and professional liability insurance. Even if we purchase these kinds of insurance, the insurance may not fully protect us from the financial impact of defending against product liability or professional liability claims. We have not purchased any property insurance or business interruption insurance. We have determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical. We consider our insurance coverage to be sufficient for our business operations in China.

Properties

Our headquarter and executive office is currently located in Wuhu City, China.

Land Use Right We Obtained

We obtained the land use right of two pieces of land in Wuhu City, China for the construction of our manufacturing facilities, R&D center and offices, with the detail information in below table:

Land User	Land Use Type	Description/Use	Location	Lot Area (Square Meters)
Anhui Xinxu	Assignment	Industrial land	Southerly of Kechuang First Road, northerly of Anhui Taida Plastic Technology Co., Ltd, Westerly of Anhui Xingchen Optics New Materials Co., Ltd, Wuhu, China (“Land Parcel 1”)	16,952.10
Anhui Xinxu	Assignment	Industrial land	Southerly of Kechuang First Road, Westerly of Anhui Xinchen Optics Materials Co., Ltd, Wuhu County, Wanzhi Town, Anhui Xinwu Economic Development Zone, China (“Land Parcel 2”)	2557.30

As of the date of this prospectus, we have one workshop covering approximately 1,700 square meters on Land Parcel [•] (“Workshop 2”) without obtaining real property ownership certificate, which is temporarily used for storage of equipment and inventories. We are currently under the process of preparing for fire protection application for Workshop 2 and expect to submit the application in [•].

Properties We Own

The following table sets forth certain information relating to the real property we own as of June 30, 2021.

Location	Size (Square Meters)	Primary Use
Building 3, 2188 Nanci First Road, Anhui Xinwu Economic Development Zone, Wanzhi Town, Wuhu County, Anhui Province, China	3,377.96	Office
Workshop 1, Building 1, 2188 Nanci First Road, Anhui Xinwu Economic Development Zone, Wanzhi Town, Wuhu County, Anhui Province, China	3,163.56	Manufacturing facility
Workshop 3, Building 3, 2188 Nanci First Road, Anhui Xinwu Economic Development Zone, Wanzhi Town, Wuhu County, Anhui Province, China	4,400.76	Manufacturing facility

We believe our above offices and facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

Employees

As of June 30, 2021 and 2020, we had 67 and [•] full-time employees, respectively, of which [•] and [•] were sourced workers, respectively, accounting for [•] and [•] of our total workforce. The following table provides a breakdown of our employees by function as of June 30, 2021.

Functions	Number	Percentage
Management		%
Sales and Marketing Department		%
R&D Department		%
Other Staff		%
%
Total	(including [ ] dispatched workers)	100%

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by regulations in China, we participate in various employee social security plans that are organized by local governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees.

Legal Proceedings

We know of no material, active, pending or threatened proceeding against us, nor are we involved as a plaintiff or defendant in any material proceeding or pending litigation

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATION

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations Related to Foreign Investment

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2018, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the PRC Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three major previous laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2020), or the 2020 Negative List, which was promulgated by the National Development and Reform Commission and the Ministry of Commerce, or the MOFCOM and took effect on July 23, 2020, and the Encouraged Industry Catalogue for Foreign Investment (2019 version), or the 2019 Encouraged Industry Catalogue, which was promulgated by the National Development and Reform Commission and the Ministry of Commerce, or the MOFCOM and took effect on July 30, 2019. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the SAMR or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc. However, the relevant competent government departments shall not grant the license or permit enterprise registration if the foreign investor intends to invest in the industries or fields as specified in the negative list without satisfying the relevant requirements. In the event that a foreign investor invests in a prohibited field or industry as specified in the negative list, the relevant competent government department shall order the foreign investor to stop the investment activities, dispose of the shares or assets or take other necessary measures within a specified time limit, and restore to the status prior to the occurrence of the aforesaid investment, and the illegal gains, if any, shall be confiscated. If the investment activities of a foreign investor violate the special administration measures for access restrictions on foreign investments as stipulated in the negative list, the relevant competent government department shall order the investor to make corrections within the specified time limit and take necessary measures to meet the relevant requirements. If the foreign investor fails to make corrections within the specified time limit, the aforesaid provisions regarding the circumstance that a foreign investor invests in the prohibited field or industry shall apply.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system shall be established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner. In addition, the MOFCOM shall set up a foreign investment information reporting system to receive and handle the investment information and inter-departmentally shared information forwarded by the administration for market regulation in a timely manner. The foreign investors or foreign-invested enterprises shall report the investment information by submitting reports including initial reports, change reports, deregistration reports and annual reports.

Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established according to the previous laws regulating foreign investment prior to the implementation of the Foreign Investment Law may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law. The Implementing Rules further clarify that such foreign-invested enterprises established prior to the implementation of the Foreign Investment Law may either adjust their organizational forms or organizational structures pursuant to the Company Law or the Partnership Law, or maintain their current structure and corporate governance within five years upon the implementation of the Foreign Investment Law. Since January 1, 2025, if a foreign-invested enterprise fails to adjust its organizational form or organizational structure in accordance with the laws and go through the applicable registrations for changes, the relevant administration for market regulation shall not handle other registrations for such foreign-invested enterprise and shall publicize the relevant circumstances. However, after the organizational forms or organizational structures of a foreign-invested enterprise have been adjusted, the original parties to the Sino-foreign equity or cooperative joint ventures may continue to process such matters as the equity interest transfer, the distribution of income or surplus assets as agreed by the parties in the relevant contracts.

In addition, the Foreign Investment Law and the Implementing Rules also specify other protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited, etc.

Regulations on Dividend Distributions

The principal laws, rule and regulations governing dividends distribution by companies in the PRC are the PRC Company Law, which applies to both PRC domestic companies and foreign-invested companies, and the Foreign Investment Law and its implementing rules, which apply to foreign-invested companies. Under these laws, regulations and rules, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to Land Use Right and Construction

Pursuant to the PRC Land Administration Law promulgated in June 1986 with the latest amendment in August 2019 and the PRC Property Law, any entity that needs land for the purposes of construction must obtain land use right and must register with local counterparts of Land and Resources Ministry. Land use right is established at the time of registration.

According to the Measures for Control and Administration of Grant and Assignment of Right to Use Urban State-owned Land promulgated by the Ministry of Housing and Urban-Rural Development in December 1992, and the PRC Law on Urban and Rural Planning promulgated by the National People’s Congress in October 2007 and became effective in January 2008 with the latest amendment in April 2019, the Measures for Administration of Granting Permission for Commencement of Construction Works promulgated by the Ministry of Housing and Urban-Rural Development in June 2014 with the latest amendment in September 2018, the Administrative Measures for Archival Filing on Inspection Upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Housing and Urban-Rural Development in April 2000 with the latest amendment in October 2009, the Provisions on Inspection Upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Housing and Urban-Rural Development, and the Regulations on the Quality Management of Construction Engineering promulgated by the State Council latest amended in April 2019, after obtaining land use right, the owner of land use right must obtain construction land planning permit, construction works planning permit from the relevant municipal planning authority, and a construction permit from relevant construction authority in order to commence construction. After a building is completed, an examination of completion by the relevant governmental authorities and experts must be organized.

Regulations Relating to Environmental Protection

Pursuant to the PRC Law on Environment Impact Assessment promulgated in 2002 and most recently amended in 2018, and the Administrative Regulations on the Environmental Protection of Construction Projects promulgated in 1998 with the latest amendment in July 2017, each construction project is required to undergo an environmental impact assessment, and an environmental impact assessment report must be submitted to the relevant governmental authorities for approval before the commencement of construction. In the event that there is a material change in respect of the construction site, scale, nature, the production techniques employed or the measures adopted for preventing pollution and preventing ecological damage of a given project, a new environmental impact assessment report must be submitted for approval. Moreover, after the completion of a construction project, the constructing entity is required to obtain a completion acceptance on environmental protection for the project. Failure to comply with the above-mentioned regulations may subject an enterprise to fines, suspension of the construction and other administrative liabilities and even criminal liabilities under severe circumstances.

Regulations Relating to Fire Prevention

The Fire Prevention Law of the PRC, or the Fire Prevention Law, was adopted on April 29, 1998 and amended on October 28, 2008 and April 23, 2019. According to the Fire Prevention Law and other relevant laws and regulations of the PRC, the Ministry of Public Security and its local counterparts at or above county level shall monitor and administer the fire prevention affairs. The fire prevention departments of such public securities are responsible for implementation. The Fire Prevention Law provides that the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards (as the case may be). According to Provisions on the Supervision and Administration of Fire Protection of Construction Projects, or the Fire Protection Supervision Provisions, issued on April 30, 2009 and amended on July 17, 2012, for those construction projects with more than 500 square meters, the construction entity shall apply to the fire prevention department of a public security authority for fire protection design approval.

For the construction projects other than the conditions foregoing, the construction entity shall, within seven days of obtaining the construction permit of the project, submit the fire protection filing for fire protection design through the website of the fire prevention department of the public security authority at the provincial level or at the service office of the fire prevention department of the public security authority. For a construction project whose investment is less than RMB300,000 or whose construction area is less than 300 square meters, the fire protection design approval or filing is not required.

Regulations Relating to Intellectual Property

China has adopted comprehensive legislation governing intellectual property rights, including copyrights, trademarks, patents and domain names. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the World Trade Organization in December 2001.

Copyright

On September 7, 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, or the Copyright Law, effective on June 1, 1991 and amended on October 27, 2001 and February 26, 2010, respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Center of China.

Under the Regulations on the Protection of the Right to Network Dissemination of Information that took effect on July 1, 2006 and was amended on January 30, 2013, it is further provided that an Internet information service provider may be held liable under various situations, including that if it knows or should reasonably have known a copyright infringement through the Internet and the service provider fails to take measures to remove or block or disconnect links to the relevant content, or, although not aware of the infringement, the Internet information service provider fails to take such measures upon receipt of the copyright holder’s notice of such infringement.

In order to further implement the Regulations on Computer Software Protection, promulgated by the State Council on December 20, 2001 and amended on January 8, 2011 and January 30, 2013, respectively, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the People’s Republic of China promulgated by the SCNPC on August 23, 1982, and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, respectively, the Trademark Office of the SAIC is responsible for the registration and administration of trademarks in China. The SAIC under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. On April 29, 2014, the State Council issued the revised the Implementing Regulations of the Trademark Law of the People’s Republic of China, which specified the requirements of applying for trademark registration and renewal.

Patent

According to the Patent Law of the People’s Republic of China, or the Patent Law, promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000 and December 27, 2008, respectively, and the Implementation Rules of the Patent Law of the People’s Republic of China, or the Implementation Rules of the Patent Law, promulgated by the State Council on June 15, 2001 and revised on December 28, 2002 and January 9, 2010, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions”, “utility models” and “designs”. Invention patents are valid for twenty years, while utility model patents and design patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third Parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain Names

On May 28, 2012, the China Internet Network Information Center, or the CNNIC, issued the Implementing Rules for Domain Name Registration which took effect on May 29, 2012 setting forth the detailed rules for registration of domain names. On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, or the Domain Name Measures, which became effective on November 1, 2017. The Domain Name Measures regulate the registration of domain names, such as the China’s national top-level domain name “.CN”. The CNNIC issued the Measures of the China Internet Network Information Center for the Resolution of Country Code Top-Level Domain Name Disputes on September 9, 2014, which took effect on November 21, 2014, pursuant to which domain name disputes shall be accepted and resolved by the dispute resolution service providers as accredited by the CNNIC.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Administrative Regulations on Foreign Exchange of the People’s Republic of China, or the Foreign Exchange Administrative Regulation, which was promulgated by the State Council on January 29, 1996, which became effective on April 1, 1996 and was subsequently amended on January 14, 1997 and August 5, 2008 and the Administrative Regulations on Foreign Exchange Settlement, Sales and Payment which was promulgated by the People’s Bank of China, or the PBOC, on June 20, 1996 and became effective on July 1, 1996. Under these regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Foreign Exchange Administration of the People’s Republic of China, or the SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items such as the repayment of foreign currency-denominated loans, direct investment overseas and investments in securities or derivative products outside of the PRC. FIEs are permitted to convert their after-tax dividends into foreign exchange and to remit such foreign exchange out of their foreign exchange bank accounts in the PRC.

On March 30, 2015, SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or the SAFE Circular 19, which took effect on June 1, 2015. According to SAFE Circular 19, the foreign currency capital contribution to an FIE in its capital account may be converted into RMB on a discretional basis.

On June 9, 2016, the SAFE promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts, or the SAFE Circular 16. The SAFE Circular 16 unifies the discretional foreign exchange settlement for all the domestic institutions. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account which has been confirmed by the relevant policies subject to the discretional foreign exchange settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) can be settled at the banks based on the actual operational needs of the domestic institutions. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital is temporarily determined as 100%. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties in accordance with the Foreign Exchange Administrative Regulation and relevant provisions.

Furthermore, SAFE Circular 16 stipulates that the use of foreign exchange incomes of capital accounts by FIEs shall follow the principles of authenticity and self-use within the business scope of the enterprises. The foreign exchange incomes of capital accounts and capital in RMB obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or financial schemes other than bank guaranteed products unless otherwise provided by relevant laws and regulations; (iii) used for granting loans to non-affiliated enterprises, unless otherwise permitted by its business scope; and (iv) used for the construction or purchase of real estate that is not for self-use (except for the real estate enterprises).

Regulations Relating to Offshore Special Purpose Companies Held by PRC Residents

SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents on May 10, 2013, which became effective on May 13, 2013 and which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

SAFE promulgated Notice on Issues Relating to Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, on July 4, 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and term of operation), capital increase or capital reduction, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purposes Vehicles.

SAFE further enacted the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfil the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

On January 26, 2017, SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations Relating to Taxation

Income Tax

According to the Enterprise Income Tax Law of the People’s Republic of China, or the EIT Law, which was promulgated on March 16, 2007, became effective as from January 1, 2008 and amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with de facto management bodies within the PRC is considered as a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Law of the People’s Republic of China, or the Implementing Rules of the EIT Law, defines a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-PRC resident enterprises without any branches in the PRC pay an enterprise income tax in connection with their income originating from the PRC at the tax rate of 10%.

On February 3, 2015, the PRC State Administration of Taxation, or the SAT, issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7. The SAT Circular 7 repeals certain provisions in the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Non-Resident Enterprises, or the SAT Circular 698, issued by SAT on December 10, 2009 and the Announcement on Several Issues Relating to the Administration of Income Tax on Non-resident Enterprises issued by SAT on March 28, 2011 and clarifies certain provisions in the SAT Circular 698. The SAT Circular 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities’ scrutiny on, indirect transfers by a non-resident enterprise of assets (including assets of organizations and premises in PRC, immovable property in the PRC, equity investments in PRC resident enterprises), or the PRC Taxable Assets. For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, the SAT Circular 7 allows the Chinese tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% rate of PRC enterprise income tax on the non-resident enterprise. The SAT Circular 7 lists several factors to be taken into consideration by tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, the overall arrangements in relation to an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Assets; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or during the one year period before the indirect transfer, 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under the SAT Circular 7 will not be subject to PRC tax under the SAT Circular 7. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties or arrangements.

On October 17, 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which took effect on December 1, 2017. According to the SAT Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income shall mean the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings such as undistributed profits etc. of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

Under the SAT Circular 7 and the Law of the People’s Republic of China on the Administration of Tax Collection promulgated by the SCNPC on September 4, 1992 and newly amended on April 24, 2015, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor shall act as withholding agents. If they fail to make withholding or withhold the full amount of tax payable, the transferor of equity shall declare and pay tax to the relevant tax authorities within seven days from the occurrence of tax payment obligation. Where the withholding agent does not make the withholding, and the transferor of the equity does not pay the tax payable amount, the tax authority may impose late payment interest on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of ranging from 50% to 300% of the unpaid tax on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with the SAT Circular 7.

Withholding Tax on Dividend Distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced income of non-PRC resident enterprises which have no establishment or place of business in the PRC, or if established, the relevant dividends or other China-sourced income are in fact not associated with such establishment or place of business in the PRC. However, the Implementing Rules of the EIT Law which reduced the rate from 20% to 10%, became effective from January 1, 2008. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, for example, pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends that the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the tax authority in charge.

Based on the Notice on Relevant Issues Relating to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, at their discretion, that a company benefits from such reduced income tax rate due to a structure or an arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement of the State Administration of Taxation on Issues Concerning “Beneficial Owners” in Tax Treaties, which was promulgated on February 3, 2018 and came into effect on April 1, 2018. If the company’s activities do not constitute substantive business activities, it will be analyzed according to the actual situation of the specific case, which may not be conducive to the determination of its “beneficiary owner” capacity, and thus may not enjoy the concessions under the Double Tax Avoidance Arrangement.

Value-Added Tax

Pursuant to the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the State Council on December 13, 1993 and amended on November 10, 2008, February 6, 2016 and November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the MOF on December 25, 1993 and amended on December 15, 2008 and October 28, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services or import of goods within the territory of the PRC shall pay value-added tax, or the VAT. Unless provided otherwise, the rate of VAT is 17% on sales and 6% on the services. On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or the Circular 32, according to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

Since January 1, 2012, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nation-wide application in 2013. According to the Implementation Rules for the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax released by the MOF and the SAT on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. The Notice on Comprehensively Promoting the Pilot Plan of the Conversion of Business Tax to Value-Added Tax, which was promulgated on March 23, 2016, became effective on May 1, 2016 and amended on July 11, 2017, sets out that VAT in lieu of business tax be collected in all regions and industries.

On March 20, 2019, MOF, SAT and GAC jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which became effective on April 1, 2019 and provides that (i) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) with respect to purchase of agricultural products originally subject to tax rate of 10%, such tax rate shall be adjusted to 9%; (iii) with respect to purchase of agricultural products for the purpose of production or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the tax rate of 10%; (iv) with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%.

Regulations Relating to Employment

The Labor Contract Law of the People’s Republic of China, or the Labor Contract Law, and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and relevant management in charge or other directly responsible personnel may be fined from RMB 1,000 to RMB10,000 for the non-compliance. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; if the enterprise fails to rectify the non-compliance with the stipulated deadline, it be may be subject to a fine ranging from RMB10,000 or RMB 50,000and an application may be made to a local court for compulsory enforcement.

On December 28, 2012, the Labor Contract Law was amended to impose more stringent requirements on labor dispatch which became effective on July 1, 2013. Pursuant to the amended Labor Contract Law, the dispatched contract workers shall be entitled to equal pay for equal work as a fulltime employee of an employer, and they shall only be engaged to perform temporary, ancillary or substitute works, and an employer shall strictly control the number of dispatched contract workers so that they do not exceed certain percentage of total number of employees. “Temporary work” means a position with a term of less than six months; “auxiliary work” means a non-core business position that provides services for the core business of the employer; and “substitute worker” means a position that can be temporarily replaced with a dispatched contract worker for the period that a regular employee is away from work for vacation, study or for other reasons. According to the Labor Dispatch Provisions, promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, dispatched workers are entitled to equal pay with full-time employees for equal work. Employers are allowed to use dispatched workers for temporary, auxiliary or substitutive positions, and the number of dispatched workers may not exceed 10% of the total number of employees. Any labor dispatching entity or employer in violation of the Labor Dispatch Provisions shall be ordered by the labor administrative authorities to rectify the incompliance within a prescribed time limit; and if such entity or employer fails to do so within the prescribed time limit, it may be subject to a fine from RMB5,000 to RMB10,000 for each incompliance dispatched worker, and the labor dispatching entity is subject to revocation of its license for engaging in the labor dispatch business. Where the employer causes any damage to the dispatched worker, the labor dispatch entity and the employer shall assume joint and several liabilities.

Pursuant to the Tort Law of the PRC, which was promulgated by the SCNPC on December 26, 2009 and became effective on July 1, 2010, employers shall bear tortious liability for any injury or damage caused to other people by their employees in the course of their work. Parties that use dispatched labor shall bear tortious liability for any injury or damage caused to other people by dispatched personnel during the course of their work during the labor dispatch period; the labor dispatching party shall bear corresponding supplementary liability where it is at fault.

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC.

The M&A Rules, and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011 and which became effective 30 days thereafter, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM on August 25, 2011 and which became effective on September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

MANAGEMENT

Directors, Director Nominees and Executive Officers

The following table sets forth information regarding our executive officers, directors and director nominees as of the date of this prospectus. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive office at 2188 Nanci First Road, Anhui Xinwu Economic Development Zone, Wanzhi Town, Wuhu County, Anhui Province, China.

Name	Age	Position with our Company
Jinchun Cheng	42	Chief Executive Officer and Chairman of the Board of Directors
Haitao Ju	28	Chief Financial Officer

The following is a brief biography of each of our executive officers and directors:

Jinchun Cheng — Chairman of the Board of Directors and Chief Executive Officer

Mr. Jinchun Cheng, aged 42, has been our director since inception, our Chairman of the board of directors and Chief Executive Officer since [•] 2021, the Chief Executive Officer and Chairman of the board of directors of Anhui Xinxu since January 2012. He has over twenty (20) years of experience in management and metal industry. From May 2002 to June 2006, He worked as a deputy general manager at Anhui Xinke New Materials Co., Ltd. From July 2006 to January 2012, he served as a general manager at Danyang Xinhong Metal Materials Co., Ltd. Mr. Xu received an associate’s degree in Mechanics from Anhui Technical College of Mechanical and Electrical Engineering in 1999.

Haitao Ju — Chief Financial Officer

Mr. Haitao Ju, aged 28, has been our Chief Financial Officer since [•] 2021 and the financial manager of Anhui Xinxu since April 2017. Mr. Ju has over 4 years of experience in accounting and financing. He started his career as an accounting staff from March 2016 to February 2017 at Wuhu Guangda Insurance Agency Co., Ltd. Starting from April 2017, he has been working as financial manager at Anhui Xinxu until present, where he is mainly responsible for the financial and accounting affairs of the company, assisting in the stipulation of the operation strategies and financial management policies of the company, and organizing, implementing and coordinating the accounting and budget matters of the company. Mr. Ju received a bachelor’s degree in Accounting from Nanjing University in January 2021.

Board of Directors and Committees

Upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part, our board of directors will consist of [            ] directors, including [            ] executive directors and [            ] independent directors. We will also establish an Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. We will adopt a charter for each of the [            ] committees. Each of the committees of our board of directors shall have the composition and responsibilities described below.

Audit Committee

[            ] will serve as members of our Audit Committee with [            ] serving as the chairman of the Audit Committee. Each of our Audit Committee members will satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors have determined that [            ] possesses accounting or related financial management experience that qualifies [him/her] as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee will perform several functions, including:

•        evaluating the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;

•        approving the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;

•        monitoring the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

•        reviewing the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

•        overseeing all aspects of our systems of internal accounting control and corporate governance functions on behalf of the board;

•        reviewing and approving in advance any proposed related-party transactions and report to the full Board on any approved transactions; and

•        providing oversight assistance in connection with legal, ethical and risk management compliance programs established by management and our board of directors, including Sarbanes-Oxley Act implementation, and makes recommendations to our board of directors regarding corporate governance issues and policy decisions.

Compensation Committee

[            ] will serve as members of our Compensation Committee with [            ] serving as the chairman of the Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee will be responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Corporate Governance Committee

[            ] will serve as members of our Nominating and Corporate Governance Committee, with [            ] serving as the chairman of the Nominating and Corporate Governance Committee. All of our Nominating and Corporate Governance Committee members will satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Nominating and Corporate Governance Committee will be responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

Code of Ethics

Effective upon consummation of this offering, we will adopt a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The code of ethics codifies the business and ethical principles that govern all aspects of our business. We will file a copy of our Code of Ethics as an exhibit to the registration statement of which this prospectus is a part. You will be able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov.

Family Relationships

There are no family relationships, or other arrangements or understandings between or among any of the directors, director nominees, executive officers or other person pursuant to which such person was selected to serve as a director or officer.

Duties of Directors

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

(i)     duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

(ii)    duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii)   directors should not properly fetter the exercise of future discretion;

(iv)   duty to exercise powers fairly as between different sections of shareholders;

(v)    duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

(vi)   duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure you that any of the afore-mentioned conflicts will be resolved in our favor. Furthermore, each of our officers and directors has pre-existing fiduciary obligations to other businesses of which they are officers or directors.

Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital — Comparison of Cayman Islands Corporate Law and U.S. Corporate La” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of our board of directors and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the appointment of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the directors resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for an initial term of [            ] years and is subject to successive, automatic [            ]-year extensions unless either party gives notice of non-extension to the other party at least 30 days prior to the end of the applicable term.

The executive officers are entitled to a fixed salary and to participate in our equity incentive plans, if any and other company benefits, each as determined by the Board from time to time.

We may terminate the executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and his right to all other benefits will terminate, except as required by any applicable law. We may also terminate the executive officer’s employment without cause immediately and without prior written notice upon the removal of the executive officer pursuant to the exercise of any power contained in the memorandum and articles of association of the Company or upon 30 days’ advance written notice. In such case of termination by us, we are required to provide the following severance payments and benefits to the executive officer: a cash payment of three month of base salary as of the date of such termination.

The executive officer may terminate his or her employment at any time with 30 days’ advance written notice if there is any significant change in his or her duties and responsibilities or a material reduction in his or annual salary. In such case, the executive officer will be entitled to receive compensation equivalent to three months of his or her base salary. In addition, if we or our successor terminates the employment agreements upon a merger, consolidation, or transfer or sale of all or substantially all of our assets with or to any other individual(s) or entity, the executive officer shall be entitled to the following severance payments and benefits upon such termination: (1) a lump sum cash payment equal to three months of base salary at a rate equal to the greater of his or her annual salary in effect immediately prior to the termination, or his or her then current annua1 salary as of the date of such termination; (2) a lump sum cash payment equal to a pro-rated amount of target annual bonus for the year immediately preceding the termination; (3) payment of premiums for continued health benefits under our health plans for three months fo1lowing the termination; and (4) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by the executive officer. The employment agreements also contain customary restrictive covenants relating to confidentiality, non-competition and non-solicitation, as well as indemnification of the executive officer against certain liabilities and expenses incurred by him or her in connection with claims made by reason of him or her being an officer of our company.

Mr. Jinchun Cheng and Anhui Xinxu has entered into a standard labor contract. Pursuant to the labor contract, Mr. Cheng serves as [            ] of Anhui Xinxu for a term of [            ] years, expiring [Date], subject to certain exceptions provided under the PRC Labor Contract Law. The labor contract is subject to successive, automatic extensions unless either party gives advance notice of non-extension to the other party prior to the end of the applicable term.

Mr. [            ] is entitled to a fixed base salary in the amount of RMB[            ] ($            ) per month plus bonus. Ms. [            ] is a beneficiary of an accidental injury insurance purchased by Anhui Xinxu during his employment and also entitled to participate in any benefit plans stipulated by both parties or required by the PRC laws. The labor contract also contains customary restrictive covenants relating to confidentiality and non-competition.

During the fiscal year ended June 30, 2021, we have paid an aggregate of RMB[            ](US$        ) to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this prospectus by our officers, directors, director nominees and 5% or greater beneficial owners of ordinary shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

As of the date of this prospectus, we had no ordinary shares outstanding that were held by record holders in the United States. Other than disclosed above, none of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

	Prior to Offering		After Offering
Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares(2)	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares(3)
5% or Greater Shareholders
Sino Copper Investments Limited(4)		98%		[•]%
		%		[•]%
		%		[•]%
		%		[•]%
Executive Officers, Directors and Director Nominees
Jinchun Cheng(4)		98%		[•]%
Haitao Ju		0%		[•]%
	—	—	—	—
	—	—	—	—
	—	—	—	—
	—	—	—	—
All directors, director nominees and executive officers as a group ([ ] individuals)				[•]%

____________

(1)      Except as otherwise indicated below, the business address of our directors and executive officers is 2188 Nanci First Road, Anhui Xinwu Economic Development Zone, Wanzhi District, Wuhu City, Anhui Province, China.

(2)      Based on [•] ordinary shares issued and outstanding as of the date of this prospectus.

(3)      Based on [•] ordinary shares issued and outstanding immediately after the offering assuming no exercise of the underwriters’ over-allotment option.

(4)      Mr. Jinchun Cheng, our Chief Executive Officer and Chairman of the Board, is the sole shareholder and director of Xinxu Holdings Limited, a British Virgin Islands corporation, which in turn, holds 100% equity interests of Sino Copper Investments Limited, a British Virgin Islands corporation, and exercises voting and dispositive power of the securities held by Sino Copper Investments Limited. The address of Sino Copper Investments Limited is c/o 2188 Nanci First Road, Anhui Xinwu Economic Development Zone, Wanzhi District, Wuhu City, Anhui Province, China.

RELATED PARTY TRANSACTIONS

Before the completion of this offering, we intend to adopt an audit committee charter, which will require the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are the related party transactions of our company that occurred during the past three fiscal years up to the date of this prospectus.

Share Issuances

See “Description of Share Capital — History of Securities Issuances.”

Employment Agreements

See “Management — Employment Agreements.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Law (2020 Revision) of the Cayman Islands, which we refer to as the Companies Law below.

We intend to adopt an amended and restated memorandum and articles of association (which we refer to as the Articles below) immediately prior to the completion of this offering and will replace our current memorandum and articles of association in its entirety.

Upon adoption of the Articles, our authorized share capital consists of [            ] ordinary shares, par value HK$0.10 per share, and [            ] preference shares, par value $[            ] per share. As of the date of this prospectus, [            ] ordinary shares were issued and outstanding

We were incorporated as an exempted company with limited liability under the Companies Law on [            ]. A Cayman Islands exempted company:

•        is a company that conducts its business mainly outside the Cayman Islands;

•        is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

•        does not have to hold an annual general meeting;

•        does not have to make its register of members open to inspection by shareholders of that company;

•        may obtain an undertaking against the imposition of any future taxation;

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and

•        may register as a segregated portfolio company.

The following are summaries of material provisions of our proposed post-offering memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the completion of this offering.

Ordinary Shares

Dividends.    Subject to any rights and restrictions of any other class or series of shares, our board of directors may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds. No dividends shall be declared by the board out of our company except the following:

•        profits; or

•        “share premium account,” which represents the excess of the price paid to our company on the issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital.

However, no dividend shall bear interest against our company.

Voting Rights.    Holders of our ordinary shares vote as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. At any general meeting a resolution put to the vote of the meeting shall be decided by a poll.

As a matter of Cayman Islands law, (i) an ordinary resolution requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the company; and (ii) a special resolution requires the affirmative vote of a majority of at least two-thirds of the shareholders who attend and vote at a general meeting of the company.

Under Cayman Islands law, some matters, such as amending the memorandum and articles of association, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require the approval of shareholders by a special resolution.

There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the ordinary shares imposed by foreign law or by the charter or other constituent documents of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the ordinary shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of our ordinary shares have been paid.

Winding Up; Liquidation.    Upon the winding up of our company, after the full amount that holders of any issued shares ranking senior to the ordinary shares as to distribution on liquidation or winding up are entitled to receive has been paid or set aside for payment, the holders of our ordinary shares are entitled to receive any remaining assets of our company available for distribution as determined by the liquidator. The assets received by the holders of our ordinary shares in a liquidation may consist in whole or in part of a property, which is not required to be of the same kind for all shareholders.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares.    We may issue shares that are, or at our option or at the option of the holders are, subject to redemption on such terms and in such manner as it may, before the issue of the shares, determine. Under the Companies Law, shares of a Cayman Islands company may be redeemed or repurchased out of profits of the company, out of the proceeds of a fresh issue of shares made for that purpose or out of capital, provided the memorandum and articles of association authorize this and it has the ability to pay its debts as they come due in the ordinary course of business.

No Preemptive Rights.    Holders of ordinary shares will have no preemptive or preferential right to purchase any securities of our company.

Variation of Rights Attaching to Shares.    If at any time the share capital is divided into different classes of shares, the rights attaching to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the memorandum and articles of association, be varied or abrogated with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Anti-Takeover Provisions.    Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted Company.    We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        does not have to file an annual return of its shareholders with the Registrar of Companies;

•        is not required to open its register of members for inspection;

•        does not have to hold an annual general meeting;

•        may issue shares with no par value;

•        may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and

•        may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Preferred Shares

The board of directors is empowered to designate and issue from time to time one or more classes or series of preferred shares and to fix and determine the relative rights, preferences, designations, qualifications, privileges, options, conversion rights, limitations and other special or relative rights of each such class or series so authorized. Such action could adversely affect the voting power and other rights of the holders of our ordinary shares or could have the effect of discouraging any attempt by a person or group to obtain control of us.

Comparison of Cayman Islands Corporate Law and U.S. Corporate Law

Cayman Islands companies are governed by the Companies Law. The Companies Law is modeled on English Law but does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

In certain circumstances the Cayman Islands Companies Law allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of 662/3% in value) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

A shareholder has the right to vote on a merger or consolidation regardless of whether the shares that he holds otherwise give him voting rights. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company.

The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Law (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Law provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree on the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree on a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•        we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

•        the shareholders have been fairly represented at the meeting in question;

•        the arrangement is such that a business person would reasonably approve; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions

When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits

Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•        a company is acting, or proposing to act, illegally or beyond the scope of its authority;

•        the act complained of, although not beyond the scope of the authority, could be affected if duly authorized by more than the number of votes which have actually been obtained; or

•        those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, our offer letters to our independent directors and our employment agreements with our executive officers provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company: a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so), and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent in its certificate of incorporation. Our amended and restated articles of association provide that shareholders may not approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual general meeting, provided it complies with the notice provisions in the governing documents. An extraordinary general meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to put proposals before a general meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our amended and restated articles of association allow our shareholders holding not less than one-third of all voting power of our share capital in issue to requisition a general meeting. Other than this right to requisition a general meeting, our current articles of association do not provide our shareholders other rights to put a proposal before a meeting. As an exempted Cayman Islands company, we are not obliged by law to call annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any fewer protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution as a matter of Cayman Islands law (which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the company).

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute in its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our amended and restated articles of association, our company may be wound up, liquidated or dissolved by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Anti-Money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (2020 Revision) of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

a.      the subscriber is a relevant financial business required to comply with the Anti-Money Laundering Regulations (2020 Revision) or is a majority-owned subsidiary of such a business; or

b.      the subscriber is acting in the course of a business in relation to which a regulatory authority exercises regulatory functions and which is in a country listed by the Cayman Islands Anti-Money Laundering Steering Committee (“Equivalent Jurisdiction”) or is a majority-owned subsidiary of such subscriber; or

c.      the subscriber is a central or local government organization, statutory body or agency of government in the Cayman Islands or an Equivalent Jurisdiction; or

d.      the subscriber is a company that is listed on a recognized stock exchange and subject to disclosure requirements which impose requirements to ensure adequate transparency of beneficial ownership, or is a majority-owned subsidiary of such a company; or

e.      the subscriber is a pension fund for a professional association, trade union or is acting on behalf of employees of an entity referred to in sub-paragraphs (a) to (d); or

f.       the application is made through an intermediary which falls within one of sub-paragraphs (a) to (e). In this situation the company may rely on a written assurance from the intermediary which confirms (i) that the requisite identification and verification procedures on the applicant for business and its beneficial owners have been carried out; (ii) the nature and intended purpose of the business relationship; (iii) that the intermediary has identified the source of funds of the applicant for business; and (iv) that the intermediary shall make available copies of any identification and verification data or information and relevant documents.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any payment to a shareholder if our directors or officers suspect or are advised that the payment to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting, that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime

Law (2020 Revision) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Law (2018 Revision) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report will not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection — Cayman Islands

We have certain duties under the Data Protection Law, 2017 of the Cayman Islands (the “DPL”) based on internationally accepted principles of data privacy.

Privacy Notice

Introduction

This privacy notice puts our shareholders on notice that through your investment in the Company you will provide us with certain personal information which constitutes personal data within the meaning of the DPL (“personal data”).

In the following discussion, the “Company” refers to us and our affiliates and/or delegates, except where the context requires otherwise.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPL, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPL, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPL or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the Company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How the Company May Use a Shareholder’s Personal Data

The Company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

(i)     where this is necessary for the performance of our rights and obligations under any purchase agreements;

(ii)    where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

(iii)   where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPL.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

History of Securities Issuances

[To be completed]

Listing

We plan to apply to have our ordinary shares listed on the Nasdaq Capital Market under the symbol “XXC.” We cannot guarantee that we will be successful in listing our ordinary shares on the Nasdaq Capital Market; however, we will not complete this offering unless we are so listed.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is [•]. The transfer agent and registrar’s address is [•].

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have ordinary shares outstanding, assuming the underwriters do not exercise their over-allotment option to purchase additional ordinary shares. All of the ordinary shares sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ordinary shares in the public market could adversely affect prevailing market prices of our ordinary shares. Prior to this offering, there has been no public market for our ordinary shares. We have applied to list our ordinary shares on the Nasdaq Capital Market, but we cannot assure you that a regular trading market will develop. We cannot guarantee that we will be successful in listing our ordinary shares on the Nasdaq Capital Market; however, we will not complete this offering unless we are so listed.

Lock-up Agreements

We have agreed not to, for a period of [•] months from the date of this prospectus, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or securities that are substantially similar to our ordinary shares, including but not limited to any options or warrants to purchase our ordinary shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares or any such substantially similar securities (other than pursuant to employee share option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representative of the underwriters.

Furthermore, each of our directors, executive officers and shareholders of 5% or more of our ordinary shares has also entered into a similar lock-up agreement for a period of [•] months from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares and securities that are substantially similar to our ordinary shares. These parties collectively own all of our outstanding ordinary shares, without giving effect to this offering.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•        1% of the then outstanding ordinary shares which will equal [•] ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

•        the average weekly trading volume of our ordinary shares during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory share plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

TAXATION

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of [      ], our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of [      ], our PRC counsel. To the extent the discussion relates to the matters of U.S. tax law, it represents the opinion of [      ].

The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Shares under the laws of their country of citizenship, residence or domicile.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Shares. The discussion is a general summary of the present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws:

Payments of dividends and capital in respect of the Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the Shares, as the case may be, nor will gains derived from the disposal of the Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of the Shares or on an instrument of transfer in respect of a Share.

We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and expects to obtain an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Law
(2018 Revision)
Undertaking as to Tax Concessions

In accordance with Section 6 of the Tax Concessions Law (2018 Revision) the Financial Secretary undertakes with Xinxu Copper Industry Technology Limited:

(a)     that no Law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations; and

(b)    in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)     on or in respect of the shares, debentures or other obligations of our company; or

(ii)    by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (2018 Revision).

These concessions shall be for a period of 20 years from the date of the undertaking.

People’s Republic of China Taxation

Under the Enterprise Income Tax Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, State Administration of Taxation (SAT) Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) (the “SAT Bulletin 45”) on July 27, 2011, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that Xinxu Copper Industry Technology Limited is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Xinxu Copper Industry Technology Limited may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ordinary shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ordinary shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors — Risk Factors Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

The SAT and the Ministry of Finance issued the Notice of Ministry of Finance and State Administration of Taxation on Several Issues relating to Treatment of Corporate Income Tax Pertaining to Restructured Business Operations of Enterprises (the “SAT Circular 59”) in April 2009, which became effective on January 1, 2008. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, which became effective on December 1, 2017 and was amended on June 15, 2018 (the “SAT Circular 37”). By promulgating and implementing the SAT Circular 59 and the SAT Circular 37, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise.

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority.

Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet all of the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must take the form of a company; (ii) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (iii) it should directly own such percentage of capital in the PRC resident enterprise anytime in the 12 consecutive months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, or the Administrative Measures, which became effective in November 2015, requires that the non-resident taxpayer shall determine whether it may enjoy the treatments under relevant tax treaties and file the tax return or withholding declaration subject to further monitoring and oversight by the tax authorities. Accordingly, Xinxu Copper Industry Technology Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Material United States Federal Income Tax Considerations

The following is a discussion of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares in this offering and holds our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting shares, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of U.S. federal income tax law to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this prospectus.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year during which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the ordinary shares are regularly traded on Nasdaq and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

UNDERWRITING

[•] (the “Representatives”) are serving as the joint bookrunners and representatives of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us on a firm commitment basis the following respective number of Ordinary Shares at the public price less the underwriting discounts set forth on the cover page of this prospectus:

Underwriter	Number of Ordinary Shares
[•]	[•]

The underwriting agreement provides that the obligations of the underwriters to purchase the Ordinary Shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the ordinary shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Ordinary shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any ordinary shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $[•] per share. If all of the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The Representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more ordinary shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for [•] days from the date of this prospectus, to purchase up to [•] additional ordinary shares at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any ordinary shares issued or sold under the option will be issued and sold on the same terms and conditions as the other ordinary shares that are the subject of this offering.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ordinary shares. They may also cause the price of the ordinary shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Discounts, Commissions and Expenses

The following table shows the underwriting discounts payable to the underwriters by us in connection with this offering (assuming both the exercise and non-exercise of the over-allotment option that we have granted to the underwriters):

	Per Share		Total Without Exercise of Over-Allotment Option		Total With Exercise of Over-Allotment Option
Public offering price	$	[•]	$	[•]	$	[•]
Underwriting discounts(1)	$	[•]	$	[•]	$	[•]

____________

(1)      Does not include (i) the warrant to purchase ordinary shares equal to [•]% of the number of shares sold in the offering, or (ii) certain out-of-pocket expenses, each as described below.

We have agreed to issue warrants to the representatives to purchase a number of ordinary shares equal to [•]% of the total number of shares sold in this offering at an exercise price equal to [•]% of the public offering price of the shares sold in this offering. These warrants will be exercisable [•], will have a cashless exercise provision and will terminate on the [•] anniversary of the effective date of the registration statement of which this prospectus is a part.

The underwriters’ warrants and the underlying shares may be deemed to be compensation by FINRA, and therefore will be subject to FINRA Rule 5110(g)(1). In accordance with FINRA Rule 5110(g)(1), neither the underwriters’ warrants nor any of our shares issued upon exercise of the underwriters’ warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the date of effectiveness or commencement of sales of the offering pursuant to which the underwriters warrants are being issued, subject to certain exceptions.

We have agreed to pay the underwriters’ reasonable out-of-pocket expenses incurred by the underwriters in connection with this offering up to $[•]. The underwriters’ out-of-pocket expenses include, but not limits to: (i) reasonable fees of legal counsel incurred by the underwriters in connection with the offering; (ii) all third party due diligence include the cost of any background checks; (iii) IPREO book-building and prospectus tracking software; (iv) reasonable roadshow expenses; and (iv) preparation of bound volumes and Lucite cube mementos in such quantities as the underwriters may reasonably request.

Lock-Up Agreements

Prior to the completion of this offering, we and each of our officers, directors and 5% shareholders will agree not to sell, contract to sell, encumber, grant any option for the sale or otherwise dispose of any ordinary shares for a period of six months after the date of the closing of the offering of the ordinary shares without the prior written consent of the Representatives.

In addition, the underwriting agreement provides that we will not, for a period of [•] months following the closing of the offering of the ordinary shares, offer, sell or distribute any of our securities, without the prior written consent of the Representatives.

We intend to apply for the listing of our ordinary shares on Nasdaq under the symbol “XXC.”

Prior to this offering, there has been no public market for the ordinary shares. The initial public offering price will be determined by negotiations between us and the underwriters. In determining the initial public offering price, we and the underwriters expect to consider a number of factors, including:

•        the information set forth in this prospectus and otherwise available to the underwriter;

•        our prospects and the history and prospects for the industry in which we compete;

•        an assessment of our management;

•        our prospects for future earnings;

•        the general condition of the securities markets at the time of this offering;

•        the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

•        other factors deemed relevant by the underwriters and us.

The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our ordinary shares, or that the shares will trade in the public market at or above the initial public offering price.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities.

Electronic Offer, Sale and Distribution of Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters. In addition, ordinary shares may be sold by the underwriters to securities dealers who resell ordinary shares to online brokerage account holders. Other than the prospectus in electronic format, the information on the underwriters’ website and any information contained in any other website maintained by the underwriters is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ordinary shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ordinary shares, where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ordinary shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Notice to Prospective Investors in the Cayman Islands

No invitation, whether directly or indirectly may be made to the public in the Cayman Islands to subscribe for our securities.

EXPENSES OF THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, Nasdaq listing fee and the FINRA filing fee, all amounts are estimates.

SEC Registration Fee	$	[•]
Nasdaq Listing Fee		[•]
FINRA Filing Fee		[•]
Legal Fees and Expenses		[•]
Accounting Fees and Expenses		[•]
Printing and Engraving Expenses		[•]
Transfer Agent Fee		[•]
Miscellaneous Expenses		[•]
Total	$	[•]

LEGAL MATTERS

We are being represented by [•] with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by [•] with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares offered in this offering will be passed upon for us by [    ]. Certain legal matters as to PRC law will be passed upon for us by [        ] and for the underwriters by [•].[•] may rely upon [            ] with respect to matters governed by Cayman Islands law and [        ] with respect to matters governed by PRC law. [•] may rely upon [•] with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of our company as of [        ], 2020 and 2019, and for each of the years in the period then ended included in this prospectus have been so included in reliance on the report of [        ], an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The offices of [            ] are located at [            ].

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to underlying ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ordinary shares.

Immediately upon the effectiveness of the registration statement on Form F-1 to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing to us at [address], or call us at + 86 19905531958. We also maintain a website at www.ahxinxu.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, and that can be accessed through, our website is not incorporated into and is not part of this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Financial Statements:
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of June 30, 2021 and 2020
Consolidated Statements of Income and Comprehensive Income for the Fiscal Years Ended June 30, 2021 and 2020
Consolidated Statements of Changes in Shareholders’ Equity for the Fiscal Years Ended June 30, 2021 and 2020
Consolidated Statements of Cash Flows for the Fiscal Years Ended June 30, 2021 and 2020
Notes to the Consolidated Financial Statements

F-1

[•] Ordinary Shares

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED

__________________________________________

PROSPECTUS

__________________________________________

[•]

[•], 2021

Until [•] (25 days after the date of this prospectus), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to its unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated articles of association, which will become effective upon or before completion of this offering, provide that, to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)    without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

Pursuant to our offer letters to directors and employment agreements with executive officers, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following ordinary shares. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of ordinary shares.

In [            ], we issued an aggregate of [            ] ordinary shares at HK$0.10 per share to [            ] investors.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

a) Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or the notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)    For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Wuhu City, Anhui Province, China, on [•], 2021.

Xinxu Copper Industry Technology Limited
By:
	Name:	Jinchun Cheng
	Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of [            ] and [            ], each acting alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form F-1 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer and Chairman	[•], 2021
Jinchun Cheng	(principal executive officer)
	Chief Financial Officer	[•], 2021
Haitao Ju	(principal financial and accounting officer)
	Director	[•], 2021
[ ]

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Xinxu Copper Industry Technology Limited, has signed this registration statement or amendment thereto in [•], [•] on [•], 2021.

[•]
By:
Name:
Title:

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1	Certificate of Incorporation of Registrant, dated September 11, 2017
3.2	Memorandum and Articles of Association of Registrant, dated September 11, 2017, as currently in effect
3.3*	Form of Amended and Restated Memorandum and Articles of Association of Registrant, as effective immediately prior to the completion of this offering
4.1*	Registrant’s Specimen Certificate for Ordinary Shares
5.1*	Opinion [•] regarding the validity of the ordinary shares being registered
8.1*	Opinion of [•] regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2*	Opinion of [•] regarding certain U.S. tax matters
10.1*	English Translation of Form of Purchase Order between Anhui Xinxu New Materials Co., Ltd and its customer
10.2*	English Translation of Form of Annual Cooperation Agreement between Anhui Xinxu New Materials Co., Ltd and its supplier
23.1*	Consent of [•]
23.2*	Consent of [•] (included in Exhibit 5.1)
23.3*	Consent of [•] (included in Exhibit 99.2)
23.4*	Consent of [•] (included in Exhibit 8.2)
24.1*	Powers of Attorney (included on signature page to Registration Statement on Form F-1)
99.1*	Code of Business Conduct and Ethics
99.2*	Opinion of [•] regarding certain PRC law matters
99.3*	Consent of [•]
99.4*	Consent of [•]
99.5*	Consent of [•]
99.6*	Form of Audit Committee Charter
99.7*	Form of Compensation Committee Charter
99.8*	Form of Nominating and Corporate Governance Committee Charter

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*        to be provided.